7/14


03024657

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME AfriOre Limited

*CURRENT ADDRESS

**FORMER NAME


PROCESSED
JUL 22 2003
THOMSON FINANCIAL

**NEW ADDRESS

FILE NO. 82- 4574

FISCAL YEAR 2-28-03

• Complete for initial submissions only *•• Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B	*(INITIAL FILING)*	☐	*AR/S* *(ANNUAL REPORT)*	☑
12G32BR	*(REINSTATEMENT)*	☐	*SUPPL* *(OTHER)*	☐
DEF 14A	*(PROXY)*	☐		

OICF/BY: dlw

DATE : 7/18/03

2003 ANNUAL REPORT



AFRIORE'S ACTIVE FOCUS



AFRICA
SENEGAL
MALI
BURKINA FASO
GUINEA
IVORY COAST
GHANA
Banankoro
ATLANTIC OCEAN
KENYA
Ndori/Siaya
TANZANIA
INDIAN OCEAN
MOZAMBIQUE
NAMIBIA
BOTSWANA
R.S.A.
Dwaalboom
Somkele
FSC
Springlake
Gold Project
Coal Project
Diamond Project
AfriOre Operation
Gold Search

HIGHLIGHTS OF THE YEAR

- *AfriOre acquires rights in three new gold projects to establish a well-balanced gold portfolio.*

- *Rights acquired at the Siaya gold project, adjacent to the Ndori project, placing AfriOre in a prominent position for gold exploration in Kenya.*

- *Initial prospecting results at Siaya prove promising.*

- *AfriOre acquires the right to earn a 60% interest in the high-grade Banankoro gold project in Mali.*

- *Extensive mineral rights holdings secured in the FSC Witwatersrand-gold project.*

- *AfriOre acquires the right to earn a 70% interest in the advanced-stage Dwaalboom gold project in South Africa.*

- *Springlake colliery returns a profitable performance, despite difficult market conditions.*

- *A bankable feasibility study and bulk sampling operation is undertaken at the Somkele anthracite project.*



DWAALBOOM TRIAL PIT



BANAN – TRENCH
TRENCHING OPERATIONS IN BANANKORO

Message to Shareholders

It is a pleasure to be able to report on a year that has seen your Company achieve much of what we set out to do, in terms of diversifying the Company and establishing a portfolio of gold projects. Although we have continued to make progress in the coal operations during the year, it is in the gold portfolio where the change has been most noticeable.

It is significant that the gold portfolio has been consolidated against a background of reduced global exploration for the past five years, which has diminished the availability of quality projects. This in itself will have repercussions in the years to come and we believe that accumulating a portfolio of quality gold projects represents a real investment for the future.

The rise in the gold price in the past year, which we had anticipated for some time, provided encouragement, notwithstanding the decline from the higher levels toward the year-end. Nevertheless, we remain confident that the fundamentals for the commodity are positive and we believe that persistence with our gold program will be beneficial to our shareholders.

In last year's report, we recognized early signs of an awakening of interest in the resources sector. This renewed interest has been somewhat slow to consolidate to any great extent and the exploration sector has not yet experienced the sustained support we had anticipated. Investor interest in the sector remains cautious and any possible support appears, for the moment, to be suppressed by the growing insecurity in the world's developed economies.

Turning to our newly acquired gold projects, our agreement with New Gold Mali SA allows AfriOre to earn a 60% interest in the high-grade Banankoro gold project in southern Mali, in which the Bagama prospect represents a very significant discovery. Preliminary surface prospecting results elsewhere in the Banankoro project area provides considerable exploration potential.

In Kenya, we have been granted the rights to the 1,514 sq km Siaya project area, adjacent to our previously acquired holdings at Ndori. Our initial trench sampling at the Kibiri prospect in the Siaya project area confirms the potential for wide zones of near-surface gold mineralization. This conforms to our aim of identifying near-surface deposits, which would be amenable to low-cost, bulk-mineable mining methods. Within this project area are three kimberlite targets and a small, but potentially economic high-grade, base-metal mineralization at Bumbo. We intend to identify partners to accelerate exploration on these non-gold prospects, with AfriOre retaining a non-funding interest.

At Dwaalboom in South Africa, AfriOre has signed an agreement with an empowerment group, African Pioneer Mining (Pty) Ltd. ("APM"), whereby we may earn a 70% interest in an advanced-stage, low-grade gold project, which may provide AfriOre with leverage to any future rise in the gold price.

At the earlier-stage and longer-term FSC Witwatersrand-gold project in South Africa, the compilation and interpretation of data from previous exploration programs have been completed and a significant ground holding has been acquired on the main targets in preparation for the next round of exploration.

We continue to review a number of gold and platinum opportunities to augment and enhance our portfolio.

The past year has been a difficult period for the Springlake anthracite colliery. As we reported last year, we anticipated that the market would be softer during the course of 2002 and recognized that the South African Rand ("R")/United States Dollar ("USD") exchange rate would influence the earnings from the coal operations. In the first half of the year, costs were under severe inflationary pressure, as the Rand initially fell against the USD. Although this led to increased margins in export sales initially, the strong recovery of the Rand in the latter part of the year placed pressure on earnings from these sales. The situation was exacerbated by an increase in rail costs and a decline in the quality of rail and port services. Nevertheless, the mine reported a profit to AfriOre of $1,616,198.

Our program of identifying and developing new anthracite markets in the South African metallurgical industry, which we commenced over a year ago, is bearing fruit. Accordingly, we anticipate that the balance of sales to the South African market, where there are more favourable margins at the current exchange rate, will shift from the current 25% level to 50% of the mine's sales in the coming year.

Springlake continues to play an ever-increasing role in South Africa's anthracite production, as competitors are reducing production or closing some of their operations. We are indeed fortunate in having a long-life asset of the quality of Springlake, and a project such as Somkele to benefit from the reduced production from our competitors.



MESSAGE TO SHAREHOLDERS

At Somkele, we completed a trial mining and bulk sampling program, which was the final stage in undertaking a bankable feasibility study. Progress on the project has been hindered by delays in granting of a mining licence and the difficulty in securing an empowerment partner for the development of the project. We are confident that these hurdles will be overcome early in the coming year and that, subject to the approval of your Board, we can look forward to the development of the Somkele anthracite mine.

The Company's financial position as measured by cash and working capital weakened slightly during the year. Financings were undertaken post year-end that raised $2.5-million in funds.

In the course of this past year the South African Parliament passed the Minerals and Petroleum Resources Development Act. Promulgation of the new Act has been delayed until the associated Empowerment Charter and Minerals Royalty Bill, which is currently under discussion, have been passed. Whereas the new Act improves the access to prospecting rights and justifiably addresses the historical imbalances in the industry, the prolonged uncertainty created over the enactment of this legislation over the past two years is a concern. The success of the new legislation, which incorporates more widespread changes than the industry had originally anticipated, will be judged on the impact of the increased burden on mining companies and on the manner in which these new regulations are implemented.

There is no doubt that the framework of the South African minerals industry is undergoing fundamental changes, not only in terms of legislation but also in terms of socio-economic and infrastructure factors, which will undoubtedly affect some sectors of the industry more than others. We believe we have taken all the necessary steps required to protect the Company's assets and rights, through the transition to the new legislation and we will also monitor the other developments as they affect AfriOre's holdings.

In the past year, we have continued to increase our activity in investor relations in an effort to increase the profile of the Company and to add value for shareholders. In the current environment of market uncertainty, this is an arduous task, but we trust that it will be reflected in increased shareholder value in the coming years.

We have, until recently contained our level of exploration expenditure largely within the level of revenues received from the mining operation. With the acquisition of a number of quality gold projects with ready targets, and the short-term development requirements at Somkele, management undertook a debt ($1.5-million) and equity ($1.0-million) financing subsequent to the year-end. The increase in rates of expenditure on exploration projects will obviously impact the profits of the Company in the future.

During the year, there have been a number of changes to the Board of Directors, as well as the management of the Company. We were delighted to welcome Mike Brook and Mike van Aswegen to the Board. Both are experienced geologists and Mike Brook, who is based in Australia, is Executive Manager and Director of African Lion Management Limited, one of our principal shareholders.

In August of 2002, we reorganized the management of the Company. Stuart Comline was appointed Chairman with the aim of pursuing new initiatives and investor relations. Mike van Aswegen was appointed President and CEO and also remains responsible for exploration.

In June 2002, we welcomed Bruce Tanner as CFO and COO of the coal operations. Bruce's appointment to the Johannesburg office strengthens the management close to the Company's operations. John Green has resigned as CFO and we are most appreciative of the service that he has provided to the Company.

In September 2002, Rob Dubber, General Manager of Springlake, left the Company to pursue his own interests and we wish him well in his endeavours and appreciate his contributions to Springlake over the years. Cezary Loboda, previously manager of mining, has been appointed Mine Manager.

Finally, management again expresses its appreciation for the support we have received from the Directors and shareholders of the Company in the past year. I also wish to thank the management and staff of the Company for their considerable efforts and contributions to the Company in the past twelve months.



Stuart R. Comline
Chairman

GOLD PROJECTS

As we reported last year, your management has committed the Company to increasing its exposure to precious metals and in particular to gold, in our ongoing efforts to develop the Company and enhance shareholder value. We have continued with our review of numerous gold projects, with the aim of establishing a balanced portfolio. This will place the Company in a position to benefit both from exploration success and from any future rise in the gold price.

In last year's report, we indicated that we were pursuing interests in five specific gold projects, three of which have been acquired.

MALI
BANANKORO PROJECT

144 SQ KM IN FOUR EXPLORATION PERMITS
AFRIORE HAS A RIGHT TO EARN 60% IN A JOINT VENTURE WITH NEW GOLD MALI SA.

In September 2002, AfriOre concluded an agreement with a Malian company, New Gold Mali SA ("NGM"), which is a subsidiary of the Paris-listed company, Maurel and Prom. Under the agreement, AfriOre has the right to earn a 60% interest in the project by funding US$2.5-million within four years or completing a bankable feasibility study, whichever is earlier. The area is some 130 km southwest of Bamako and is underlain by Birrimian meta-volcanic and meta-sedimentary rocks, which host most of the gold mines on the West African shield, both in Mali and in Ghana.

NGM had earlier spent some US$3-million conducting regional geological, geochemical and geophysical surveys and a limited drilling program. This work led to the delineation of a number of targets, which are defined principally by anomalously high gold values in soil samples from areas of poor outcrop.

NGM subsequently undertook a reverse circulation drilling program on a number of targets, which resulted in the discovery of the Bagama prospect, where six diamond drill holes were drilled into the fresh rock below the saprolite and transition zone.

The Bagama project consists of four zones of quartz veins within an altered volcano-sedimentary and meta-volcanic succession defined by a geochemical anomaly over a distance of some 700 metres.



Bananankoro Project
MALI
N
KILOMETRES
A2 Anomaly
A1 Anomaly
Bagama Anomaly
Bananko
Anomalous Zone
Balanzan
Keniegoue
NIGER RIVER
Samaya
AFRICA
2000km
GUINEA
BAGAMA PROJECT
LONGITUDINAL SECTION
VERTICAL PROJECTION
WEST
EAST
RC3 Nil
RC2 Nil
RC6 2.02 10.5m
RC9 1.00 5.6m
RC13 1.57 9.1m
RC16 0.90 5.6m
Laterite
S7 4.9 2.0m
RC5 7.93 3.5m
RC8 77.2 6.0m
Saprolite
RC19 0.86 17.5m
S11 27.40 5.0m
S13 14.66 8.0m
S12 420.7 3.0m
RC12 1.38 7.0m
Transition
S3 34.7 1.0m
S2 0.65 5.0m
S14 30.00 5.0m
Fresh Rock
0
50m
100m
150m
0
100m
S14 — Drillhole number
30.00 — Grade in g/t Au
5.0m — Width in metres

The six diamond drill holes, which probed only 200 metres of strike on one of the four quartz vein zones, intersected the following mineralized zones in fresh rock at depths of between 70 and 120 metres below the surface:

HOLE NO.	DEPTH (m)	INTERVAL (m)	GRADE Au g/t
S2	108-113	5.00	0.65
S3	121-122	1.00	34.70
S11	86-91	5.00	27.40
S12	89-92	3.00	420.72
S13	83-91	8.00	14.66
S14	115-120	5.00	30.00

The Bagama deposit is open along strike and down dip and will be the focus of exploration drilling in the forthcoming year. Two other prospects, Anomalies A1 and A2, with high gold values in lateritic soils, will also be drilled.

KENYA
NDORI PROJECT

1,319 SQ KM
AFRIORE HAS AN OPTION TO ACQUIRE 100% INTEREST IN THE PROSPECTING LICENCE.

SIAYA PROJECT

1,514 SQ KM
AFRIORE HAS A 100% INTEREST IN THE PROSPECTING LICENCE.

AfriOre had previously identified the belt of Nyanzian rocks in western Kenya as a high-priority target for gold exploration. The area, which has numerous historical gold mines, is an extension of the same Nyanzian succession in neighbouring Tanzania, which has been the focus of intensive exploration for the past 15 years and which has led to the discovery of four major gold mines, including Barrick's Bulyanhulu mine and the Anglogold / Ashanti Geita mine. During this period, the areas underlain by Nyanzian rocks in Kenya have been largely neglected and have not experienced the same intensive level of exploration.

In 2002, AfriOre acquired an option to acquire 100% of the rights to the Ndori licence through an agreement with San Martin Mining Research and Investment Company Limited. In initial prospecting, based on available data, AfriOre identified two projects, Nairobi Hill and Barding, which have the potential to host wide zones of gold mineralization.

Subsequently, AfriOre applied for a special prospecting licence over the 1,514 sq km Siaya area, which was granted in November 2002. The target of immediate interest is the old Kibiri mine, where multiple wide zones of gold mineralization have been identified at the surface. In addition, the licence area has the potential for both kimberlite exploration, as does the Ndori licence, as well as the potential for base metals at the Bumbo Zn-Cu-Ag prospect in the eastern part of the Siaya licence area (see Other Commodity Projects below).

At the old Kibiri mine, AfriOre's initial trench sampling of the open pit, which was originally mined in the 1940s, identified two zones of higher-grade gold mineralization within a broader zone up to 54 metres wide. The mineralization is hosted in a succession of sheared Kavirondian conglomerates and shales with quartz veins. Details of the sampling results are as follows:

TRENCH No.	SAMPLING INTERVAL (m)	SAMPLING LENGTH (m)	GRADE AU (g/t)	COMMENT
TRENCH 1	0-54	54	1.50	5m inaccessible, not sampled and ascribed zero grade.
	20-38	18	2.02	Northern zone
	45-53	8	2.90	Southern zone
TRENCH 2	0-54	54	1.24	
	18-29	11	2.68	Northern zone
	42-53	11	1.72	Southern zone
TRENCH 3	0-50	50	1.31	
	10-23	13	2.77	Northern zone
	45-48	3	2.03	Southern zone




NDORI - SIAYA PROJECT
AFRICA
0
2000km
N
Kibiri
Barding
Bumbo
Nairobi Hill
Kisumu
Lake Victoria
KENYA
TANZANIA
North Mara Au
Musoma
Nyankanga Au
Geita Au
Buck Reef Au
Mwanza
Luhala Au
Tulawaka Au
Bulyanhulu Au
0
100
KILOMETRES
Nyanzian Greenstones
Significant Gold Discoveries

The mineralization, which was sampled in the trenches, extends over a strike length of 100 metres and is open along strike and down dip.

At the Nairobi Hill project, gold mineralization is also developed in Kavirondian conglomerates, which have been exposed in surface workings over a wide area.

The Barding project has been identified through regional sampling programs as a broad area of anomalously high gold assays. The mineralization, also exposed in small-scale mine workings, is apparently developed in a stacked quartz vein system close to the granite/ greenstone contact.

Surface sampling and mapping is currently in progress on these three projects, which will be drilled in the coming year. Numerous other gold occurrences in the two licence areas will be examined and assessed in the field.

SOUTH AFRICA
DWAALBOOM PROJECT

5,270 HA MINERAL LEASE
AFRIORE HAS THE RIGHT TO EARN AND ACQUIRE A 70% INTEREST.

AfriOre concluded a joint venture agreement with African Pioneer Mining (Pty) Limited ("APM") in September 2002. Under the agreement, AfriOre may earn a 51% interest by funding the exploration of up

Gold Projects



Thabazimbi
Naboomspruit
Nylstroom
Warmbad
DWAALBOOM
GOLD PROJECT
Barakalalo
Nature Reserve
N
Pilanesberg
National Park
Sun City
Brits
Rustenburg
PRETORIA
0
50
KILOMETRES
Krugersdorp
JOHANNESBURG

to R4.5-million (approximately $0.8-million) within two years. Thereafter the Company may elect to acquire a further 19% by paying APM R3.8-million for a total cost to AfriOre of R8.3-million (approximately $1.5-million).

The project is situated in the North West Province of South Africa, some 230 km from Johannesburg and has excellent infrastructure, as it is situated close to established mining areas. The title to the project is held through a mineral lease, which includes the right to mine.

Extensive exploration has been conducted on the project by Anglo American Corporation ("AAC"), prior to ceding the property to APM. AAC drilled some 600 drill holes into the mineralized dolomitic zone, which is up to 21 metres thick and dips from surface at 5°. The gold mineralization is hosted in carbonate veinlets and stockworks in the dolomite.

AAC estimated that the mineralized zone contained some 700,000 ounces of gold in three areas, at a grade of 1.1 g/t gold and remains open along strike and down dip. Channel sampling of a test pit from which a 25,000-tonne bulk sample was extracted returned a grade of 1.8 g/t. Preliminary metallurgical test work on the bulk sample indicated that a gold recovery of 89% to 92% may be anticipated.

Although the gold grade is marginal at present gold prices, the project stands to benefit from the relatively low-production costs in South Africa and has leverage to any future gold price rise.

AfriOre is currently testing the viability of the project under various mining scenarios and will determine any areas where further exploration, sampling and metallurgical test work may be warranted.

GOLD PROJECTS

FSC WITWATERSAND PROJECT

107,000 HA
AFRIORE 100% OWNED.

In the past year, the data from previous exploration programs have been compiled and reinterpreted. This led to the delineation of two priority targets over which rights to 107,000 hectares have been secured. This project, with potentially high rewards, should an extension to the Witwatersrand basin be discovered, will require a long-term approach to the exploration program. The expenditure and risk levels also dictate that we offset the funding requirements for the next phase of exploration through a joint venture.

AfriOre is confident that a partner will be secured and that the proposed exploration program, including an aeromagnetic survey and drilling of selected targets, will commence in the new financial year.

OTHER GOLD INITIATIVES

The Company continues to search for and review other quality precious metals projects, particularly those that are close to the production stage, to augment cash flow and expand AfriOre's operational base. In this search, we have also acquired rights along strike from a significant new gold discovery in Namibia. This area will be reviewed in the coming year.

OTHER COMMODITY PROJECTS

AfriOre has interests in a number of exploration projects with the potential for diamond and base-metal exploration. These include AfriOre's historical kimberlite holdings in Botswana, in which the Company has minority free carried interests in two actively managed joint ventures.

In the Gope project, where AfriOre has an effective 40% interest, De Beers Botswana (Debot) has continued its exploration on the 668 sq km licence, where anomalous surface concentrations of kimberlite indicator minerals have been identified.

On the 3,176 sq km Matsitame and Tutume River licences, AfriOre has an effective 25% interest in a joint venture with Motapa Diamonds Inc. Motapa has completed extensive exploration on seven targets in the past year. This exploration, which is ongoing, included surface and drillhole sampling and detailed, ground-based geophysical surveys.

On the Siaya and Ndori licences in Kenya, there are a number of kimberlite and base-metal targets, which AfriOre plans to farm out and retain a non-funding interest, on a basis similar to the Botswana projects. This will enable AfriOre to retain its focus on managing gold projects while simultaneously obtaining value from these non-core projects. These targets include three known kimberlites, on which AfriOre has received expressions of interest from diamond exploration and mining companies to participate in further exploration.

We are also in discussions with a base-metal exploration and mining company on the Bumbo base-metal project within the Siaya licence, where a previous 34 hole drilling program conducted by BRGM, delineated a resource of 1.2-million tonnes of mineralization at a grade of 11% Zn, 3.6% Cu, 0.9 g/t Au and 40.9 g/t Ag.

COAL OPERATIONS



AFRICA
0
2000km
Piet Retief
SWAZILAND
Golela
Volksrust
Heritage
Newcastle
Vryheid
SOMKELE
Dundee
SPRINGLAKE
Ladysmith
RICHARDS BAY LINE
EXPORT FACILITIES
RICHARDS BAY
N
DURBAN LINE
Indian Ocean
PIETERMARITZBURG
DURBAN
0
50
100
KILOMETRES
EXPORT FACILITIES
ANTHRACITE MINE

SOUTH AFRICA
SPRINGLAKE MINE

5,801 HA
AFRIORE 50% OWNED.

The Springlake mining operation had a moderately successful year under difficult circumstances and weakened market conditions. As a result of the reduced demand, which we had anticipated last year, run-of-mine production was reduced from 942,500 tonnes in 2002 to 740,837 tonnes in 2003. This reduction was effected through cutting back on the open-pit production. Notwithstanding this, AfriOre's share of the specialized coal market in South Africa increased, as competitors either cut production further or closed their operations where reserves were exhausted.



UNDERGROUND OPERATIONS AT SPRINGLAKE

Revenue attributable to AfriOre for the year was $8,689,864 and operating profits were $1,616,198. Throughout the year the operating margins were adversely affected by inflationary-related increases on the mine's costs. Many of the increases were due to sharply increased Rand costs of goods and services. Later in the year, the strengthening Rand, relative to the USD did little to reduce input costs, but adversely affected margins on export earnings.

On-mine capital expenditures of $799,009 were incurred mainly in the establishment in a new ventilation shaft in the northern section of the mine, to support new mine development and to acquire land to support future mining plans. Reserves and resources on the mine are sufficient to support over 13 years of production.

Coal Operations

Management continued to place a priority on safety and environmental issues and has persisted with its efforts to maintain a high standard of health and welfare amongst its staff and to assist with medical care and dietary supplements.

We were delighted when Springlake laboratory, which monitors the mine's quality control, was awarded the ISO/IEC 17025 certificate in September 2002. It is only the seventh coal laboratory in South Africa to receive this award.

During the year, Springlake undertook a mineral rights audit in preparation for the introduction of the new minerals legislation in South Africa and thereafter relinquished rights to 3,396 hectares which do not have potential for economic coal resources. The mine now has rights to minerals on 5,801 hectares and has taken all steps required by the Department of Minerals and Energy at this time to secure long-term rights under the new legislation.

In an effort to maximize the return from the mine, the Company has embarked on a strategy to increase sales to the South African market, thus reducing the current effect of a strong Rand on export earnings. This includes a joint initiative with a coal marketing company to calcine the fine coal to add value to the product. A pilot calcining plant has been established and this has already shown an increase in sales to a new market in the South African steel industry.

Somkele Project

1,473 ha
AfriOre 100% owned.

Exploration drilling was completed in the early part of the year and the Company undertook an ore resource and reserve estimate and an internal feasibility study. The study was reviewed by the Board, who requested that management complete a definitive, bankable feasibility study.

The bankable feasibility study includes a trial mining and bulk sampling operation between September and December 2002. 1,600 tonnes of the 3,000-tonne bulk sample were processed at the Springlake plant and the coal qualities that had been determined in the drilling program were confirmed. Samples have also been tested by potential clients in the ferrochrome and titanium smelting industries, which are new markets for AfriOre. The response to date from these markets has been positive.


BELL

Bulk Sample Pit at Somkele

MPH Consulting Limited has been commissioned to monitor the findings of the bankable feasibility study and make recommendations to the Board. This study will be completed by mid-2003.

Subsequent to the year-end, we were advised by the Department of Minerals and Energy that the mining authorization for Somkele has been granted to AfriOre.

Reserves and Resources, as determined by MPH Consulting Limited (in millions of tonnes)

		Area 1	Area 2	Area 3	Total
Reserves	Proven	–	2.667	–	2.667
	Probable	5.936	–	–	5.936
Resources	Measured	–	2.667	–	2.667
	Indicated	27.479	–	–	27.479
	Inferred	8.596	–	42.847	51.443

FUTURE OBJECTIVES

FUTURE PROSPECTS

Management will continue to pursue the gold exploration program in the coming year, with much of the focus being directed towards the projects in Kenya and Mali. We further anticipate that we will secure a funding partner at the FSC gold project and that prospecting will resume there. We will continue to review gold and platinum projects, both in Africa and elsewhere.

We anticipate that the strength of the Rand against the USD, which prevailed at the end of the financial year will persist for some time in the coming period. Although this will adversely affect margins from coal export sales, these will to some extent be offset by increased higher margin sales in the South African market. On balance, although an increase in demand is not envisaged for the next year, we believe that Springlake colliery will benefit from increased inland sales and initiatives to increase downstream beneficiation processes. Management will monitor these developments and will act appropriately, both in terms of operations at Springlake and the developments at Somkele.

In the past year, your Company embarked on a plan to restructure its coal operations to realize the maximum benefit to the Company. The proposed restructuring takes cognizance of the changing mining legislation and the emerging situation with regard to rail, port and other infrastructure costs and service, as it affects our coal mining business in South Africa.

Accordingly, we will look to reducing our equity exposure in an expanded coal portfolio and introduce strategic South African empowerment partners to the consolidated coal company. Negotiations with possible partners have been underway in recent months and we anticipate the process will be completed during the first half of the new financial year. This development is intended to reduce AfriOre's exposure to the development costs at Somkele and to enhance the Company's ability to develop precious metal deposits.



Management's Discussion and Analysis

This discussion and analysis of the consolidated operating results and financial condition of the AfriOre Limited (the "Company") for the fiscal years ended February 28, 2003 and February 28, 2002 should be read in conjunction with the Consolidated Financial Statements and related notes. The Consolidated Financial Statements and related notes have been prepared in accordance with Canadian generally accepted accounting principles ("GAAP").

VISION AND STRATEGY

Management believes that the fundamentals of the gold industry are attractive and that the African continent, with its attractive geology and opportunities, is ideally suited to gold exploration and mining. In 2001, management initiated a strategy to create a gold portfolio. Through several agreements signed this year, AfriOre has made significant progress in pursuing this strategy by developing a portfolio of quality gold projects, spanning the range from early to late-stage. In 2003, the strategy was expanded to investigate gold opportunities outside of Africa.

Our strategy is to increase the Company's exposure to gold exploration and mining. Our specific goals in 2003/4 are to advance the present gold portfolio through a rational exploration effort and to continue to add projects to the portfolio.

AfriOre realized, at an early stage, that a reliable, high-quality cash flow asset was required to reduce the need to return to the equity markets for day-to-day operating requirements. Since 1999, AfriOre has operated a specialized coal and anthracite mining business in South Africa. Our principal operation is the Springlake colliery. The specialized coal and anthracite portfolio constitutes part of our overall corporate strategy, providing the Company with a mining capability. It also provides funds for other exploration and development that, in terms of our strategy, will be directed towards gold projects.

Our strategy is to expand our specialized coal business and restructure our coal holdings to maximize shareholder value. At the Somkele anthracite project in South Africa, we have completed an exploration program, an environmental impact study and we are undertaking a bankable feasibility study. Management believes that Somkele is a robust, stand-alone project and one that may also augment and represent a blend source for the Springlake product.

In the past year, your Company embarked on a plan to restructure its coal operations to realize the maximum benefit to the Company. The proposed restructuring takes cognizance of the changing mining legislation and the emerging situation with regard to rail, port and other infrastructure costs and services as it affects our coal mining business in South Africa.

We will look to reducing our equity exposure in an expanded coal portfolio and introduce strategic South African empowerment partners to the consolidated coal company. Negotiations with candidate companies have been underway in recent months and we anticipate the process will be completed during the first half of the new financial year. This development is intended to reduce AfriOre's exposure to development costs at Somkele and enhance the Company's ability to develop precious metal deposits.

CORE BUSINESSES
COAL

The Springlake colliery is situated in KwaZulu-Natal, South Africa. It is 210 km west-northwest of the Indian Ocean harbour at Richards Bay and some 300 km southeast of Johannesburg. The colliery is owned 50:50 by AfriOre and its joint venture partner, CIBC Capital Partners and is operated as the Springlake Joint Venture ("SLJV"). AfriOre manages the SLJV.

Coal Reserves

RESERVES IN ACTIVE MINE
Springlake Project Mineral Rights Areas

ASTM Coal Rank	Proven Tonnes	Probable Tonnes	Proven and Probable Tonnes	Recoverable Tonnes	Saleable Tonnes
Semi-Anthracite Class I, Group 3	25,075,000	9,683,000	34,758,000	16,804,000	9,590,000
Low Volatile Bituminous Class II, Group 1	2,758,000	4,845,000	7,603,000	3,211,000	1,802,000

Management's Discussion and Analysis

The reserves reported above are as of July 2001, when they were last calculated by management and independently confirmed. Proven and probable figures refer to *in situ* coal. Annual production of approximately 942,000 tonnes in 2002 and 740,837 tonnes in 2003 will have decreased the Recoverable Tonnes available. Net production figures referred to on the next page refer to saleable tonnes. Coal reserves have been classified in accordance with the definitions and guidelines contained in National Instrument 43-101. In simple terms, coal is broadly classified as a reserve if it can be profitably mined using current technology. Reserves are classified as proven or probable in decreasing order of confidence levels.

Mining, Processing and Transportation

Springlake colliery is a combined underground room-and-pillar and surface open-pit anthracite coal mining operation with a nominal 250 tonne-per-hour raw coal capacity wash plant. Under present operating conditions, this plant is capable of annually producing in excess of 600,000 tonnes of saleable clean coal from about 960,000 run-of-mine ("ROM") tonnes. Springlake blends the ROM production to minimize the effects of sulphur and phosphorus and is able to market medium sulphur (+/- 1.5%), medium phosphorus (+/- 0.035%) products.

The underground mining method employed at Springlake is conventional cut-and-blast, mechanized loading, room-and-pillar extraction. The number of headings, or working places, is from 11 to 13. This mining method provides for flexible coal production. Pillars consume between 45% and 52% of the coal, limiting the recoverable coal to approximately 50%.

The quality of the open-pit coal differs from that from underground, and they are batched separately in the plant. The operational importance of the open pit increased temporarily in June 2001 because of the roof convergence in the nearby underground section, which reduced underground production for several months. The open pit was closed in December 2002 due to weaker markets and after full production had been re-established in the underground section. Management plans to re-open it in 2003 using high-wall augering as a mining technique.

ROM coal from the underground operations is conveyed to the plant via a 3.7 km overland cable-driven conveyer belt system. Open-pit raw coal is delivered by truck.

The coal wash plant separates saleable coal from rock and impurities, using dense media separation. The "clean" coal consists of sized product (approximately 66% of production) and "duff" (approximately 34%), which is essentially fine material, typically less than 10 mm in size.

Springlake employs 300 personnel at the mine. A union recognition agreement has been concluded with the National Union of Mineworkers, which is the largest union recognized by the colliery.

The current Springlake operation has an approved Environmental Management Programme Report ("EMPR"). The Springlake EMPR has been approved subject to ongoing requirements relating to water usage and pollution control. The EMPR for the area of the open-pit mine has been submitted and is awaiting formal approval. The EMPR for the Umgen expansion area's mining licence was issued in January 2001.

Coal products are transported by road to a rail siding, from which the exported products are shipped to the export terminals at Richards Bay or Durban. There is also a rail link to inland markets. A small quantity of coal is sold direct from the plant.

Marketing

The SLJV supplies anthracite to the manufacturing, metallurgical, domestic heating and power utility markets in South Africa and overseas. Approximately 70-75% of clean coal products go to foreign or export markets, while the remainder is sold to domestic or inland markets. Principal current export markets are Western Europe and Turkey for sized coal and Brazil for duff coal. Domestic customers are primarily local smelters in the ferroalloy industry and local coal merchants.

Recent substantial increases in petroleum and natural gas prices have a positive spin-off effect on alternative sources of energy, including coal. World markets for anthracite generally were weak throughout the year.

Our program to identify and develop new anthracite markets in the South African metallurgical industry is starting to bear fruit. In a joint initiative with a coal marketing firm, Springlake duff has been calcined at a newly constructed pilot plant set up at the siding. Offtake to the calciner is increasing steadily as part of a formal agreement and back-to-back supply contracts with domestic metallurgical users, including

Management's Discussion and Analysis

sinter plants. This synergy, resulting in added-value, carbon-rich products, is expected to continue to benefit the SLJV through secured takeoff contracts that will allow for further sustained diversification into the domestic market. We expect that the balance of sales will shift to the South Africa market, where there are more favourable margins at current South African Rand ("R") / United States Dollar ("USD") exchange rates. We expect the proportion of South African sales to increase to 50% from approximately 25% in the current fiscal year.

The SLJV has agreements in place to supply a minimum of 130,000 tonnes domestically and some 280,000 tonnes for exports for the 2004 financial year. We will continue to pursue local targets through collaboration and participation with consumers and technology providers. The introduction of blending from Somkele products during 2004 will assist Springlake in expanding and/or maintaining European markets, where sulphur limitations are becoming increasingly important.

Key Performance Factors

We have identified three key factors to successfully operate the Springlake colliery and market coal. These are:

1. low-cost production
2. reliability of supply
3. quality control

Production cost per tonne of coal produced is a key measure for the Company. The average production cost is influenced by the proportion of open-pit material produced compared to higher-cost underground production. However, our coal has different characteristics depending on source, and market demand influences how much open-pit material is to be mined.

Coal is a commodity that is primarily shipped by rail to major customers inland or to export harbours. The ability to economically meet commitments depends on the parastatal rail company, Spoornet, being able to provide railcars to load when needed. Integrated marketing and production planning ensures that specific customer requirements are met.

In September 2002, the laboratory at the Springlake Colliery was awarded an ISO/IEC 17025 certificate. It is only the seventh coal laboratory in South Africa to receive this award.

Capability to Deliver Results

The Springlake colliery is regarded as a safe, reliable provider of coal. In the context of South African producers, Springlake is a low-cost producer. The management of the colliery is experienced and competent.

Obtaining sufficient railcars to meet our sales commitments has not always been achievable over the past year due to problems at Spoornet. There is no other economic alternative to moving coal. Management is working closely with Spoornet to obtain the required capacity.

Movement of the Rand vs. the USD – negatively in 2002 and positively in 2003 – has been much greater than anticipated. Hedging instruments are available at a cost and may be implemented if necessary and if cost effective.

Operational Review

The figures reported below represent the total colliery output. AfriOre's attributable share of the tonnages in this section is 50%.

	Year ended February 28, 2003	Year ended February 28, 2002
Run-of-mine production, tonnes		
Underground	**591,819**	646,679
Open pit	**149,018**	295,776
	740,837	942,455
Recovery	**62.36%**	60.16%
Net production, tonnes	**464,768**	566,936
Sales, tonnes	**495,092**	476,622
Inventory, tonnes[1]	**131,209**	164,101

1. Includes 2,568 tonne inventory adjustment in 2003.

Underground production declined during the year due to difficult ground conditions and ventilation problems. Ground conditions improved towards the end of the year and, combined with a new ventilation shaft completed October 2002, production returned to planned levels in the last quarter. The open pit was closed in December 2002 due to weaker markets and after full production had been re-established in the underground section. As a result of higher sales and lower production, the physical inventory decreased during the year.

MANAGEMENT'S DISCUSSION AND ANALYSIS

CONSOLIDATED FINANCIAL RESULTS

All financial figures show AfriOre's proportionate 50% share of the joint venture.

	Year ended February 28, 2003	Year ended February 28, 2002
Revenue attributable to AfriOre	**$8,689,864**	$9,745,393
Production costs attributable to AfriOre	**$6,490,288**	$6,850,384
Attributable production cost/tonne produced	**$27.92**	$24.17
Attributable production cost/tonne sold	**$26.22**	$28.75
Attributable revenue/tonne sold	**$35.10**	$40.89
Gross margin/tonne sold	**$8.88**	$12.14

The contribution from the **coal operation** decreased to $1,616,198 from $3,139,194 in 2002. Sales tonnes exceeded those recorded last year. However, the revenues received were lower. Revenues are affected by a number of variables: sales volumes, product mix (lower-value duff vs. sized coal), sales mix (local vs. export) and exchange rates (export sales are denominated in USD). Revenues were lower due to market softness, resulting in lower prices, delays in getting product to export terminals and the preponderance of lower-value duff (fine coal) sold in recent months, mainly to export markets. Additionally, the Rand appreciated approximately 41% (from 11.4 to 8.1 R to USD) against the USD in the year. Export sales are mostly long-term contracts denominated in USD. This has resulted in lower profit margins compared to the same period last year. In the first half of the year, costs were under severe inflationary pressure, as the Rand initially fell against the USD. Although this led to increased margins in export sales initially, the strong recovery of the Rand in the latter part of the year placed pressure on earnings from these sales. The situation was exacerbated by an increase in rail costs and a decline in the quality of rail and port services.

AfriOre's **other income and expense** category decreased to $256,627 from $942,162 in fiscal 2002. The movement is due to recording a loss on foreign exchange of $129,393 compared to a gain of $557,028 last year. As mentioned above the Rand strengthened considerably through the year. Export sale revenues in USD had a lower value on conversion to Rand when received than when the sale was recorded.

The Company's **corporate and exploration expenses** declined slightly, despite a small increase in the administrative cost component. This is due to non-capitalized exploration expenses declining from $214,172 to $95,420. The amount of exploration expense capitalized increased this year. The amount of exploration capitalized last year was $687,180 compared to $711,625 in the current year.

Income taxes declined due to the decrease in income. However, the effective tax rate is very high, as some expenses are not recognized in the tax calculation, since their ultimate deductibility is not certain.

SOMKELE ANTHRACITE PROJECT

The Somkele anthracite project is located approximately 70 km from the port of Richards Bay in KwaZulu-Natal, South Africa. The property was optioned in 2001. An exploration program was carried out through the year, culminating in a 3,000-tonne bulk sample being mined, of which 1,600 tonnes were washed late in December 2002. A technical report was completed, subsequent to the year-end to National Instrument 43-101 guidelines. That report indicated coal resources have been outlined in Areas 1, 2 and 3 of Somkele, but at present only Area 2 has material that can be classified as "Measured", while Area 1 contains a substantial portion of "Indicated" resources.

MANAGEMENT'S DISCUSSION AND ANALYSIS

The Measured and Indicated resources are summarized as follows:

Area 2 (Measured) open-pit mineable	2,667,000 tonnes, Rank Class 1 Anthracite, Group 3. Semianthracite.
Area 1 (Indicated) open-pit and underground	27,479,000 tonnes, Rank Class 1 Anthracite, Group 3. Semianthracite.
Total (Measured and Indicated)	30,146,000 tonnes, Anthracite (sa), Ash < 16.5%, CV > 29 MJ/kg.

In addition, Areas 1, 2 and 3 also contain Inferred resources totalling over 50 million tonnes.
The Area 2 Measured resources and the open-pit sections of the Area 1 Indicated resources have been classified respectively as Proven and Probable reserves that are summarized as follows:

Area 2 (Proven) open-pit mineable	2,667,000 tonnes, Anthracite (sa)
Area 1 (Probable) open-pit mineable	5,936,000 tonnes, Anthracite (sa)
Total (Proven and Probable) open pit	8,603,000 tonnes, Anthracite (sa), Ash < 16.5%, CV > 29 MJ/kg.

We have completed a trial mining and bulk sampling program, which was the final stage in undertaking a bankable feasibility study. The provisional mining plan is to bring an open pit into production with a ROM production rate of 480,000 tonnes per year. The Measured resources are believed sufficient for five years production at that rate. The mine life can be extended substantially by developing reserves in adjacent areas. Saleable tonnes are estimated to be 301,200 tonnes per year and comprise 43% duff and 57% sized product.

The viability of Somkele for AfriOre can be either as a stand-alone operation or linked to the opportunities for blending its production with that from Springlake to meet the demands of the market for sized anthracite. The Somkele coal has a low-sulphur content, 0.7% as against 1.6%-2.0% for Springlake, and is also low in phosphorus. Ash content at Somkele varies with size fraction, but is around 15% for the sized coal. A 10% ash duff product is also planned. AfriOre is aiming to supply niche markets for anthracite and the nature of the product it could produce will be determined by market demand. Approximately 75% of sales are expected to inland markets with ferrochrome and titanium smelters being prime customers.

AfriOre has spent approximately R7.5-million to date ($1,172,412) on exploration and feasibility studies. An additional R77-million (approximately $14.2-million) would be required before going into production. The costs break down as follows:

- Pre-production capital, which includes the cost of various fixed assets associated with the project R52.1-million;
- Working capital, which includes start-up plus three month's expenditures R17.1-million; and
- Guarantees for contractor mobilization, utilities, and statutory requirements R7.7-million.

OUTLOOK

We anticipate that the strength of the Rand against the USD, which prevailed at the end of the financial year, will persist for some time in the coming period. Although this will adversely affect margins from coal export sales, these will to some extent be offset by increased sales in the South African market. On balance, although an increase in total demand is not envisaged for the next year, we believe that Springlake colliery will remain a valuable and profitable asset. The colliery is well positioned to take advantage of any future export market upswings and Rand weakness. Its continued drive for stable, strategic inland markets will reduce the risks associated with a fluctuating currency and a problematic rail and ports service. Management will monitor these developments and will act appropriately, both in terms of operations at Springlake and the developments at Somkele.

Management believes that the Somkele anthracite project has the potential to elevate AfriOre's status as a commercially successful niche-market anthracite producer. Low-sulphur products from Somkele are naturally suitable for blending with higher-sulphur Springlake anthracite to meet sulphur specifications of existing and potential customers. An in-house supply of low-sulphur anthracite would eliminate the need to find outside sources of blending material for Springlake. In addition to this, Somkele provides AfriOre with a good opportunity to access local and international metallurgical markets that cannot be supplied by Springlake products. AfriOre has a strong, experienced operational, marketing and management team in the anthracite sector that can



MANAGEMENT'S DISCUSSION AND ANALYSIS

effectively handle the Somkele and Springlake projects, thereby making the combined operations broader based, more streamlined and more cost-effective than the individual parts.

The Company's current hands-on knowledge of the anthracite business allows it to have good confidence in the input data for its various internal cash flow models. In-house feasibility studies show the project to be viable. MPH Consulting Limited of Toronto, Canada has prepared a technical report to NI 43-101 standards that confirms management's conclusions that the project is economic and technically feasible.

AfriOre will complete the bankable feasibility study that supports proceeding with production by mid-calendar 2003. We are finalizing acquisition of the various permits required to enable mining to commence at Somkele in calendar 2004. We have also submitted beneficiated anthracite products from the bulk sample to potential customers in an aggressive marketing effort and we continue negotiations with those parties.

Efforts are continuing to enable empowerment parties to invest in the Somkele project and third-party financing is being sought. As part of these negotiations, AfriOre plans to restructure its coal operations and include its SLJV interest as part of a larger operation. These are effectively the last hurdles to be cleared before mine development can commence.

GOLD

During the year, your management team reviewed a large number of globally situated gold projects. The strategy involves identifying projects that have the potential to establish a resource of over one million ounces of gold and would be amenable to low-cost production methods. The strategy further involved establishing a portfolio of projects at different stages of development, from the early stages of exploration through to the advanced stages, and which may be economic across a range of gold prices. Such a strategy would provide benefit from both exploration success and any rise in the gold price. In several cases, the rise in gold prices through the year had the consequence of raising unrealistic valuation expectations of vendors on many of the projects reviewed. Nevertheless, we are pleased that we have added several projects to our portfolio during the year.

KEY PERFORMANCE FACTORS

In 2003, the expansion of AfriOre's gold portfolio has been based on the ability to source new projects, evaluate the same and negotiate agreements to obtain an interest in prospective properties. In 2004, this will continue as a key factor, but in addition the ability to finance and run an effective exploration program will be added.

CAPABILITY TO DELIVER RESULTS

The management team of AfriOre is experienced and well regarded. We continue to source precious metal projects to review. Despite the great deal of competition for the best projects, we remain confident that new projects will continue to be added to our portfolio. Exploration on the existing properties continues to return encouraging results.

RESULTS FROM STRATEGY

Our first deal during the year was on the Dwaalboom prospect, located near Rustenburg in South Africa. Dwaalboom is a joint venture with African Pioneer Mining (Pty) Limited ("APM"), a black empowerment company. AfriOre has the right to earn a 70% interest in the project and to manage it. R8.3-million (approximately $1.5-million) would be required to acquire the 70% interest, but there is no obligation to spend the funds. Anglo American Corporation, which originally prospected the area before ceding the rights to APM, reported the delineation of a mineralized zone containing 20.1-million tonnes grading 1.1 grams per tonne (g/t) of gold. The project has been extensively drilled but considered sub-economic at current gold prices.

During the coming year, AfriOre has planned a staged exploration effort with two main thrusts. The first is to confirm known mineralization through confirmatory drilling, bulk sampling and metallurgical test work. The second is to test for possible extensions to the known mineralization by geophysical surveys, trenching and drilling. The budget for the year is R1.3-million (approximately $0.2-million).

Our next addition was the Banankoro prospect in Mali. Banankoro is a joint venture with New Gold Mali S.A. (controlled by Paris-listed Maurel & Prom) where AfriOre has the right to earn a 60% interest in the project. The prospect consists of a high-grade, shallow underground resource at Bagama, plus untested geochemical anomalies.

During the next fiscal year, AfriOre plans to drill the known mineralization and to test the dip and strike extent of the mineralization to confirm previous drilling by our joint venture partner. The known anomalies will be tested by pitting and sampling,

MANAGEMENT'S DISCUSSION AND ANALYSIS

with limited drilling if warranted. The budget for the work is R8.9-million (approximately $1.6-million).

In Kenya, AfriOre was granted rights to the Siaya prospect, which is adjacent to the Ndori prospect, where AfriOre has an option agreement with San Martin Mining Research and Investment Company Limited. In January 2003, AfriOre began a field exploration program of mapping, trenching and sampling designed to confirm earlier drilling that reported gold mineralization at the old Kibiri mine. On the basis of encouraging results, AfriOre plans to drill on both properties. The budget for the project is R5.9-million (approximately $1.1-million).

On the FSC Witwatersrand project in South Africa, our focus during the year has been on optioning the mineral rights holdings on two target areas. Due to the high cost of exploratory drilling to the depths required, AfriOre has been actively seeking a joint venture partner for the project. We anticipate that we will secure a funding partner and start an exploration program including an aeromagnetic survey and drilling of selected targets.

OUTLOOK

The Company will continue to pursue the gold exploration program in the coming year, with much of the focus being directed towards the projects in Kenya and Mali. We further anticipate that we will secure a funding partner at the FSC gold project and that prospecting will resume here. AfriOre continues to search for and review other-quality precious metals projects, particularly those that are close to the production stage, to augment cash flow and expand AfriOre's operational base. In this search, we have also acquired rights along strike from a significant new gold discovery in Namibia. This area will be prospected in the coming year.

INVESTING

Capital expenditures on coal assets were $799,009 (2002 – $1,400,771). The major expenditures were $87,000 to acquire additional land for future mining plans and $58,000 was for a raise bore ventilation shaft at the colliery.

Capital expenditures on exploration were $711,625 (2002 – $687,180). More funds were expended on gold exploration and less on the Somkele project than was the case last year. Budgeted exploration on gold projects for 2003/4 to be funded by AfriOre amounts to $3.1-million, most of which will be capitalized.

Included in that figure for exploration expenditures was $452,468 (2002 – $676,279) attributable to the Somkele project. The total cost to bring Somkele into production is estimated at R77-million (approximately $14.2-million).

AfriOre sold its 12.7% interest in the Durban Coal Terminal Company (Pty) Limited, through which we export sized coal via the port of Durban, for a gain of $270,267. The sale of the company, which was considered a non-core asset, will not affect our use of the export facility.

FINANCING

No capital stock was issued during the year (2002 – $2,485,177) nor new debt added (2002 – $230,456 for a capital lease on mining equipment). The SLJV continued to retire its operating loan paying $410,811 (2002 – $489,178). Other debt repayments in the year amounted to $114,081 (2002 – nil).

LIQUIDITY AND CAPITAL RESOURCES

The following table summarizes our cash flows and cash on hand:

	Year ended February 28, 2003	Year ended February 28, 2002
Cash derived from (applied to)		
Operations:	**$ 372,135**	$ 1,101,412
Investing activities	**(1,055,521)**	(1,111,383)
Financing activities	**(568,362)**	2,215,358
Foreign exchange impact on cash balances	**138,769**	(227,185)
Increase (decrease) in cash and cash equivalents	**(1,112,979)**	1,978,202
Cash and cash equivalents, beginning of period	**2,450,972**	472,770
Cash and cash equivalents, end of period	**$ 1,337,993**	$ 2,450,972
Working capital, end of period	**$ 2,833,894**	$ 3,362,450



MANAGEMENT'S DISCUSSION AND ANALYSIS

Cash reserves declined during the year by $1,112,979. The reduced contribution from the coal operations compared to the previous year was insufficient to cover the increased rate of expenditure on the gold exploration activity plus the expenses attributable to advancing the exploration projects. It is the Company's plan to restructure its coal operations with the objective of raising cash by selling a portion of its interest. Until such a deal is consummated, AfriOre will need additional funding beyond what is provided by the SLJV.

We have, until recently, contained our level of exploration expenditure largely within the level of revenues received from the mining operation. With the acquisition of a number of quality gold projects with ready targets and the short-term development requirements at Somkele, additional funds were required. Subsequent to the year-end, AfriOre raised gross proceeds of $2.5-million in two separate transactions. Issuing a debenture that had share purchase warrants included raised $1,500,000. The debentures represent the senior debt of AfriOre Limited, have a term of 18 months and pay interest semi-annually in common shares at a rate of 10% per annum. The 1,500,000 share purchase warrants have a term of 24 months and are exercised at $0.65. AfriOre raised gross proceeds of $1,000,200 in a brokered private placement. The private placement was for 1,724,482 common shares that also had share purchase warrants included. The 862,241 warrants have a term of 18 months and are exercisable at $0.65. The increase in rates of expenditure on exploration projects will obviously affect the profits of the Company in the future.

USES OF LIQUIDITY

Our cash requirements over the next 12 months are primarily to fund:

- exploration on gold projects;
- development of the Somkele Project; and
- corporate administration.

AfriOre's budgeted expenditures on exploration in the coming year are not commitments. If exploration results are not promising the Company can withdraw from a project. AfriOre is seeking a joint venture partner to fund the development of Somkele. The Company does not wish to fund the project alone while maintaining an aggressive gold exploration program.

QUARTERLY DATA (UNAUDITED)

	May 31,		August 31,		November 30,		February 28,	
	2002	2001	2002	2001	2002	2001	2003	2002
Revenue ($)	1,195,874	2,459,474	3,193,355	2,607,358	1,456,516	2,956,647	2,844,119	1,721,914
Net income (loss) ($)	323,790	181,390	448,462	798,222	(333,864)	438,645	(516,031)	294,599
Basic and diluted earnings (loss) per share	$0.01	$0.01	$0.02	$0.04	($0.01)	$0.02	($0.02)	$0.01

RISKS AND UNCERTAINTIES

We are subject to a number of risk factors due to the nature of the mining business in which we are engaged, the limited extent of our assets and our stage of development. The following factors should be considered, among others.

COAL PRICE AND VOLUME VOLATILITY

Our revenues from coal operations are directly related to the volume and price of coal and coal products sold. Coal demand and price are determined by numerous factors beyond our control, including the demand for electricity in various markets, the international demand for steel and steel products, the availability of competitive coal supplies, international exchange rates, political and economic conditions and production costs in major coal-producing regions. Our dependence on foreign markets may result in instability due to political and economic factors in those foreign jurisdictions, which is beyond our control. The effect of any or all of these factors on coal price or volume is impossible for us to predict. If realized coal prices fall below our full cost of production and remain at such a level for any sustained period, we will experience losses and may decide to discontinue operations, forcing us to incur closure

MANAGEMENT'S DISCUSSION AND ANALYSIS

and/or care and maintenance costs, as the case may be. AfriOre has engaged in future sales contracts to reduce the impact of certain of these market risks.

EXCHANGE RATES

More than 70% of AfriOre's coal was exported from South Africa during 2002/3. A substantial portion of our revenue is received in USD since the price of coal is generally referenced in USD. A significant portion of our operating costs and expenses are incurred in South Africa Rand. AfriOre reports its financial results and incurs significant expenses in Canadian dollars ("CAD"). Fluctuation in exchange rate between the Rand and the USD and between the Rand and the CAD will give rise to foreign currency exposure, either favourable or unfavourable, which has materially affected and expected to continue to impact our future results of operations and financial condition. Our primary foreign exchange risk is to changes in the Rand to USD. AfriOre has not entered into any hedging activities to limit this risk. Management is investigating forward currency contracts and foreign currency options as a means to reduce this risk. No decision has been made at the time of this report. Management estimate that a change in the USD exchange rate by R1 will result in a 30% change in operating margin.

TRANSPORTATION

The parastatal rail company, Spoornet, transports substantially all of the Company's export coal to ports on the Indian Ocean and to major domestic customers inland. There are limited alternatives for transporting coal economically. AfriOre's ability to economically meet sales commitments depends on Spoornet being able to provide railcars to load when needed. Interruption of rail delivery of coal due to shortages of railcars has affected the Company in 2003 and could materially affect the Company in the future.

RELIANCE ON MAJOR CUSTOMERS

Anthracite is a niche sector of the coal industry. A substantial portion of our coal is sold pursuant to long-term relationships built up over years of successful supply to merchants and medium-term (two/three-year) contracts with key industrial clients. These contracts are important to the stability and profitability of our operations. Our local Rand-denominated contracts are subject to price adjustment provisions, which annually permit an increase or decrease in the contract price to reflect changes in specified price indices. In addition, some of the contracts contain price review provisions which provide that either party, at specified dates, may request a price review if an unanticipated event has occurred which results in our being over or under compensated for coal supplied pursuant to the contract. If some of our medium-term contracts were lost, it could have a material adverse effect on our operations and business.

COMPETITION

The coal mining industry is highly competitive. Certain coal producers benefit from higher-quality coal deposits than those found on our landholdings and some producers benefit from more favourable geographic locations, climatic conditions and lower operating and regulatory compliance costs than the costs incurred by AfriOre.

CHANGES IN LEGISLATION

There can be no assurance that laws and regulations relating to the mining industry in South Africa will not be changed. There can be no assurance that laws and regulations relating to the mining industry in other coal-producing countries will not change to favour our competitors, leading to reduced international coal prices and coal demand from us.

SOUTH AFRICA'S NEW MINERAL LEGISLATION

In October 2002, the President of South Africa signed the new Minerals and Petroleum Resources Development Act. The legislation, which is anticipated to be promulgated during the coming year, has the objective of promoting equitable access to the nation's mineral resources to all the people of South Africa. The legislation transfers custodianship of mineral rights from private ownership to the State. The Broad Based Socio-Economic Empowerment Charter, which gives effect to section 100 of the Act, has the following components:

- human resource development training to improve functional literacy/numeracy and mentorship to employees/empowerment groups;
- employment equity-40% participation in management by historically disadvantaged South Africans ("HDSA") and 10% by women in five years;
- community upliftment;
- housing and living conditions improvement;
- preferential procurement from HDSA suppliers;
- beneficiation of minerals; and
- ownership by HDSA-15% in 5 years and 26% in 10 years.

Achieving these objectives will fundamentally change the way companies such as AfriOre do business in South Africa. AfriOre has and will continue to engage

MANAGEMENT'S DISCUSSION AND ANALYSIS

potential HDSA partners as is appropriate and in the best interests of the Company. AfriOre will continue to participate in the Foreign Investors Mining Association in negotiations with the Government.

NATURE OF MINING, MINERAL EXPLORATION AND DEVELOPMENT PROJECTS

Our mining operations are subject to conditions beyond our control, which can affect the cost of mining for varying lengths of time. Such conditions include environmental hazards, industrial accidents, explosions, unusual or unexpected geological formations or pressures, pillar collapses, pit wall slides, pit flooding, cave-ins and periodic interruptions in both production and transportation due to inclement or hazardous weather conditions. Such risks could result in damage to, or destruction of, mineral properties or producing facilities, personal injury, environmental damage, delays in mining, monetary losses and possible legal liability.

Mineral exploration is highly speculative in nature, involves many risks and frequently is non-productive. There is no assurance that our exploration efforts will be successful. Success in establishing reserves is a result of a number of factors, including the quality of our management, our level of geological and technical expertise, the quality of land available for exploration and other factors. Once mineralization is discovered, it may take several years in the initial phases of drilling until production is possible, during which time the economic feasibility of production may change. Substantial expenditures are required to establish proven and probable reserves through drilling, to determine the optimal metallurgical process to extract the metals from the ore and, in the case of new properties, to construct mining and processing facilities. Because of these uncertainties, no assurance can be given that our exploration programs will result in the establishment or expansion of resources or reserves.

Development projects have no operating history upon which to base estimates of future cash operating costs. Particularly for development projects, resource estimates and estimates of cash operating costs are, to a large extent, based upon the interpretation of geologic data obtained from drill holes and other sampling techniques, and feasibility studies which derive estimates of cash operating costs based upon anticipated tonnage and grades of ore to be mined and processed, ground conditions, the configuration of the ore body, expected recovery rates of minerals from the ore, estimated operating costs, anticipated climatic conditions and other factors. As a result, it is possible that actual cash operating costs and economic returns will differ significantly from those estimated for a project before production. It is not unusual for new mining operations to experience problems during the start-up phase, and delays in the commencement of production often can occur.

CRITICAL ACCOUNTING POLICIES

Preparing financial statements requires management to make estimates and assumptions that affect the reported results. Our estimates are based on historical experience and other assumptions that are believed to be reasonable under the circumstances. Our critical accounting policies are those that affect our Consolidated Financial Statements and are summarized in Note 2 to the Statements. Our critical accounting policies include accounting for foreign currency translation, capitalization of exploration expenditures and the recognition of impairment of those assets, and choice of GAAP.

The majority of the Company's assets and liabilities are denominated in Rand. The accounting method used to translate these items has resulted in a significant increase in 2003, following a significant decrease in 2002. There has been a corresponding change to the cumulative translation adjustment of shareholders' equity.

The decision to capitalize exploration expenditures and the timing of the recognition that capitalized exploration is unlikely to have future economic benefits that can materially affect the reported earnings of the Company.

Historically, the Company has prepared its Financial Statements in accordance with Canadian GAAP. Management has reviewed changing to International Accounting Standards ("IAS") as a more appropriate way to present the Financial Statements, since its operations are located outside of Canada. IAS is acceptable to both the Toronto Stock Exchange and the securities regulators for non-Canadian domiciled companies. The major impact identified would be the requirement under IAS to expense capitalized exploration. Management believe that a change is not warranted at this time but is continuing to monitor the situation.

CHANGES IN CANADIAN ACCOUNTING RECOMMENDATIONS

DISPOSAL OF LONG-LIVED ASSETS AND DISCONTINUED OPERATIONS

In December 2002, the CICA revised Section 3475, "Disposal of Long-Lived Assets and Discontinued Operations". Section 3475 provides a single accounting model for long-lived assets to be disposed of by sale. Section 3475 provides specified criteria for classifying an asset as held-for-sale and requires assets classified as held-for-sale to be measured at the lower of their carrying amounts or fair value, less costs to sell. Section 3475 also broadens the scope of businesses that qualify for reporting as discontinued operations to include any disposals of a component of an entity, which comprises operations and cash flows that can be clearly distinguished from the rest of the Company, and changes the timing of recognizing losses on such operations. The revised standards contained in Section 3475 on disposal of long-lived assets and discontinued operations are applicable to disposal activities initiated by the Company's commitment to a plan on or after May 1, 2003; however, early application is permitted. The Company intends to adopt this standard as of March 1, 2003. The Company does not believe that the adoption of this standard will have a material impact on the Company's financial conditions.

IMPAIRMENT OF LONG-LIVED ASSETS

In December 2002, the CICA issued Handbook Section 3063, "Impairment or Disposal of Long-Lived Assets". Section 3063 amends existing guidance on long-lived asset impairment measurement and establishes standards for the recognition, measurement and disclosure of the impairment of long-lived assets held for use by the Company. It requires that an impairment loss be recognized when the carrying amount of an asset to be held and used exceeds the sum of the undiscounted cash flows expected from its use and disposal; the impairment recognized is measured as the amount by which the carrying amount of the asset exceeds its fair value. The new standards contained in Section 3063 on the impairment of long-lived assets held for use are applicable for years beginning on or after April 1, 2003; however, early application is permitted. The Company intends to adopt this standard as of March 1, 2003. The Company does not believe that the adoption of this standard will have a material impact on the Company's financial conditions.

ACCOUNTING FOR ASSET RETIREMENT OBLIGATIONS

In March 2003, the CICA issued Section 3110, "Accounting for Asset Retirement Obligations". Under Section 3110, the Company records the full amount of any obligation associated with the asset retirement, such as the reclamation associated with the end of a mine's life, as a liability. At the same time, a corresponding asset is recorded which is depreciated over the life of the asset. The Company is required to adopt Section 3110 on January 1, 2004. The Company has not yet determined the impact of implementation of these guidelines on its 2004 consolidated financial statements.

FORWARD-LOOKING STATEMENTS

This annual report contains certain forward-looking statements relating but not limited to the Company's expectations, intentions, plans and beliefs. Forward-looking information can often be identified by forward-looking words such as "anticipate", "believe", "expect", "goal", "plan", "intend", "estimate", "may" and "will" or similar words suggesting future outcomes, or other expectations, beliefs, plans, objectives, assumptions, intentions or statements about future events or performance. Forward-looking information may include reserve and resource estimates, estimates of future production, unit costs, costs of capital projects and timing of commencement of operations, and is based on current expectations that involve a number of business risks and uncertainties. Factors that could cause actual results to differ materially from any forward-looking statement include, but are not limited to, failure to establish estimated resources and reserves, the grade and recovery of ore which is mined varying from estimates, capital and operating costs varying significantly from estimates, delays in obtaining or failures to obtain required governmental, environmental or other project approvals, inflation, changes in exchange rates, fluctuations in commodity prices, delays in the development of projects and other factors. Forward-looking statements are subject to risks, uncertainties and other factors that could cause actual results to differ materially from expected results.

Potential shareholders and prospective investors should be aware that these statements are subject to known and unknown risks, uncertainties and other factors that could cause actual results to differ materially from those suggested by the forward-looking statements. Shareholders are cautioned not to place undue reliance on forward-looking information. By its nature, forward-looking information involves numerous assumptions, inherent risks and uncertainties, both general and specific, that contribute to the possibility that the predictions, forecasts, projections and various future events will not occur. AfriOre undertakes no obligation to update publicly or otherwise revise any forward-looking information whether as a result of new information, future events or other such factors which affect this information, except as required by law.



MANAGEMENT'S RESPONSIBILITY FOR FINANCIAL INFORMATION

Management has prepared the information and representations in this annual report. The consolidated financial statements have been prepared in conformity with generally accepted accounting principles in Canada and, where appropriate, reflect management's best estimates and judgement. The financial information presented throughout this report is consistent with the data presented in the consolidated financial statements.

AfriOre maintains adequate systems of internal accounting and administrative controls, consistent with reasonable cost. Such systems are designed to provide reasonable assurance that relevant and reliable financial information is produced. Our independent auditors have the responsibility of auditing the consolidated financial statements and expressing an opinion on them.

The Board of Directors, through its Audit Committee, is responsible for ensuring that management fulfills its responsibilities for financial reporting and internal control. The Audit Committee is composed of three independent directors. This Committee meets periodically with management and the external auditors to review accounting, auditing, internal control and financial reporting matters.



G. Michael van Aswegen
President and C.E.O.



Bruce P. Tanner
C.F.O.

AUDITORS' REPORT

TO THE SHAREHOLDERS OF AFRIORE LIMITED

We have audited the consolidated balance sheets of AfriOre Limited as at February 28, 2003 and 2002 and the consolidated statements of operations and deficit and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at February 28, 2003 and 2002 and the results of its operations and cash flows for the years then ended in accordance with Canadian generally accepted accounting principles.



KPMG
Chartered Accountants

Bridgetown, Barbados
May 15, 2003

Consolidated Balance Sheets

Expressed in Canadian Dollars

	Note	February 28, 2003	February 28, 2002
Assets			
Current			
Cash and cash equivalents		**$ 1,337,993**	$ 2,450,972
Receivables		**1,227,579**	913,520
Inventories	4	**2,152,459**	1,662,734
Other		**192,282**	174,900
		4,910,313	5,202,126
Coal assets	5	**4,525,097**	3,413,061
Property and equipment	6	**77,045**	56,906
Exploration properties	7	**1,760,302**	1,048,677
Trust funds	8	**279,209**	346,784
		$ 11,551,966	$ 10,067,554
Liabilities			
Current			
Taxes payable		**$ 18,197**	$ 217,127
Accounts payable and accrued liabilities		**1,732,165**	1,151,749
Due to bank		**–**	30,943
Current portion of debt	9	**326,057**	439,857
		2,076,419	1,839,676
Long term			
Long term portion of debt	9	**28,297**	271,837
Deferred purchase price	18	**769,079**	506,472
Deferred gain	18	**2,095,149**	2,284,306
Reclamation provision	8	**817,611**	570,201
Future income taxes	11	**1,024,798**	770,364
		4,734,934	4,403,180
Shareholders' Equity	10	**4,740,613**	3,824,698
		$ 11,551,966	$ 10,067,554
Commitments	8, 12, 14		

See accompanying notes to the consolidated financial statements.

On behalf of the Board





Stuart R. Comline
Director

Thomas A. Di Giacomo
Director

CONSOLIDATED STATEMENTS OF OPERATIONS AND DEFICIT

Expressed in Canadian Dollars

	Note	**Year ended February 28, 2003**	Year ended February 28, 2002
COAL OPERATION			
Revenue		**$ 8,689,864**	$ 9,745,393
Production costs		**(6,490,288)**	(6,850,384)
Depreciation and amortization		**(583,378)**	(536,493)
Business interruption insurance proceeds	5	**–**	780,678
		1,616,198	3,139,194
OTHER INCOME AND EXPENSES			
Other income	17	**574,800**	615,965
Interest expense		**(95,667)**	(134,955)
Gain (loss) on foreign exchange		**(129,393)**	557,028
Amortization of deferred purchase price	18	**(93,113)**	(95,876)
		256,627	942,162
CORPORATE AND EXPLORATION EXPENSES			
Administrative and project management costs		**(1,934,479)**	(1,804,490)
Exploration and project evaluation		**(95,420)**	(214,172)
Depreciation and amortization		**(27,651)**	(24,413)
Write down of other assets and gains (losses) on asset disposal		**276,695**	220,537
		(1,780,855)	(1,822,538)
Income before taxes		**91,970**	2,258,818
Income taxes	11	**169,613**	545,962
Net income (loss)		**($ 77,643)**	$ 1,712,856
Basic income (loss) per share	13	**($ 0.00)**	$ 0.07
Diluted income (loss) per share		**($ 0.00)**	$ 0.07
Deficit, beginning of year		**($ 17,154,397)**	($ 18,867,253)
Net income (loss)		**(77,643)**	1,712,856
Deficit, end of year		**($ 17,232,040)**	($ 17,154,397)

See accompanying notes to the consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS

Expressed in Canadian Dollars

	Note	**Year ended February 28, 2003**	Year ended February 28, 2002
Cash derived from (applied to):			
OPERATING ACTIVITIES			
Net income (loss)		**($ 77,643)**	$ 1,712,856
Items not affecting cash:			
Future taxes		**93,446**	271,027
Write down of other assets and (gains) losses on asset disposal assets		**(276,695)**	(220,537)
Amortization of deferred gain		**(189,157)**	(189,157)
Amortization of deferred purchase price		**93,113**	95,876
Depreciation and amortization		**611,029**	560,906
Provision for environmental liability		**63,572**	94,041
Interest earned in environmental trust		**(22,301)**	(13,343)
Other		**21,433**	–
Net operating working capital changes	15a	**55,338**	(1,210,257)
		372,135	1,101,412
INVESTING ACTIVITIES			
Coal assets		**(799,010)**	(1,400,771)
Proceeds from insurance	5	**–**	756,261
Property and equipment		**(22,316)**	(50,872)
Proceeds on asset disposition		**462,815**	231,225
Trust funds		**14,615**	39,954
Exploration properties		**(711,625)**	(687,180)
		(1,055,521)	(1,111,383)
FINANCING ACTIVITIES			
Common shares issued		**–**	2,485,177
Environmental trust account		**(43,470)**	(41,465)
Short term loan–advances		**–**	320,820
Short term loan–repayments		**–**	(320,820)
Operating loan–repayments		**(410,811)**	(489,178)
Capital lease obligations		**(79,583)**	230,456
Bank overdraft		**(34,498)**	30,368
		(568,362)	2,215,358
Foreign exchange impact on cash balances		**138,769**	(227,185)
Increase (decrease) in cash and cash equivalents during the year		**(1,112,979)**	1,978,202
Cash and cash equivalents, beginning of year		**2,450,972**	472,770
Cash and cash equivalents, end of year		**$ 1,337,993**	$ 2,450,972

See accompanying notes to the consolidated financial statements



NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

1. NATURE OF OPERATIONS

AfriOre Limited (the "Company" or "AfriOre") was incorporated under the Company Act (British Columbia) on July 11, 1986, and subsequently continued under the Canada Business Corporations Act. On July 30, 1997, the Company was continued under the New Brunswick Business Corporations Act. On July 31, 2001, the Company was continued under the provisions of the Companies Act Cap. 308 of the Laws of Barbados.

The Company is engaged in the production of anthracite in South Africa and in the acquisition, exploration and development of resource properties in Africa.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The financial statements are prepared by management in accordance with accounting principles generally accepted in Canada.

(a) Principles of Consolidation

These financial statements consolidate the financial statements of all controlled companies and include AfriOre's proportionate interests in the accounts of entities that are jointly controlled. Inter-company transactions and balances have been eliminated.

(b) Translation of Foreign Currencies

The Company's exploration subsidiaries are translated into Canadian dollars using the temporal method, whereby monetary assets and liabilities denominated in foreign currencies are translated into Canadian dollars at the year-end exchange rates, while non-monetary items are translated at the exchange rate in effect at the transaction date. Income and expense items are translated at the exchange rates in effect on the date of the transaction. Exchange gains and losses resulting from the translation of these amounts are included in the consolidated statements of operations.

The functional currency of the Company's coal operations is considered to be South Africa Rand ("R") and the financial statements are translated into Canadian dollars using the current rate method. Under this method, assets and liabilities are translated at the rate of exchange in effect at the year-end, while revenue and expense items, including depreciation are translated at the average rates of exchange prevailing during the year. Exchange gains and losses from the translation of such financial statements are deferred and disclosed as a separate component of shareholders' equity.

(c) Inventories

Coal inventories are recorded at the lower of average cost or net realizable value based on the first in, first out method. Materials and supplies are recorded at actual cost based on the first in, first out method.

(d) Coal Assets

Plant and equipment are recorded at cost and depreciated over the lesser of their estimated useful lives or the life of the mine, which is estimated to be 15 years. Mineral properties are depreciated on a units-of-production method based on estimated reserves. Exploration costs that extend the life of the mine are capitalized and amortized on a units-of-production method based on estimated reserves.

(e) Property and Equipment

Property and equipment are recorded at cost and depreciated on a straight-line basis over five years.

(f) Exploration Properties

The Company considers its exploration costs to have the characteristics of property and equipment. As such, the Company capitalizes all exploration costs that result in the acquisition and retention of resource properties or an interest therein. The amount shown for exploration properties represents costs to date and does not necessarily reflect present or future values. If the properties are sold, allowed to lapse or are no longer of interest, accumulated costs are written down. Once a project reaches commercial production, the exploration costs are amortized over the estimated useful life of the producing properties.

The recoverability of the carrying values of the properties is dependent on the ability of AfriOre to obtain the necessary financing and permits to continue exploration, the establishment of economically recoverable reserves, future profitable production and/or proceeds from the disposition thereof.

(g) Environmental Reclamation

Ongoing environmental and reclamation costs are expensed as incurred. Reclamation costs estimated to be incurred when operations are closed are accrued and expensed over the lives of the respective operations.

(h) Revenue Recognition

Coal sales are recognized when coal is loaded on to transportation vehicles for shipment to customers. For sales to customers in South Africa, this occurs when coal is loaded at mine locations. For sales outside of South Africa, this occurs either when railcars are loaded at mine locations or when coal is loaded onto marine vessels at terminal facilities.

(i) Income Taxes
The Company accounts for income taxes using the asset and liability method. Under the asset and liability method, future tax assets and liabilities are recognized for future tax consequences attributable to differences between the financial statement carrying value and the tax basis of assets and liabilities.

Future tax assets and liabilities are measured using tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on future tax assets and liabilities of a change in tax rates is recognized in income in the year that includes the enactment date or substantive enactment.

(j) Use of Estimates
The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the year. Actual results could differ from those estimates.

(k) Comparative Figures
Certain prior year's figures have been reclassified to conform to the presentation adopted in 2003.

(l) Earnings (Loss) per Share
Earnings (Loss) per Share ("EPS") is calculated using the weighted average number of shares outstanding during the period. Diluted EPS data is calculated using the treasury stock method. The calculation of diluted earnings per share assumes that options and warrants with an exercise price lower than the average quoted market price were exercised at the later of the beginning of the year or time of issue. In applying the treasury stock method, options with an exercise price greater than the average quoted market price of the common shares are not included in the calculation of diluted earnings per share, as the effect is anti-dilutive.

(m) Cash and Cash Equivalents
Cash and cash equivalents include those short-term money market instruments which, on acquisition, have an original term to maturity of three months or less.

(n) Change in Accounting Policy
Effective March 1, 2002, the Company adopted the recommendations of the CICA Handbook Section 3870, which establishes standards for the recognition, measurement and disclosure of direct awards for stock-based compensation and other stock-based payments in exchange for goods and services using the fair value method. None of the Company's plans qualify as direct awards of stock or as plans that create liabilities based on the price of the Company's stock.

Section 3870 encourages but does not require companies to include in compensation cost the fair value of the stock options granted to employees under an employee stock ownership plan, amortizing this fair value over the vesting period of the options. The Company has chosen not to use the fair value method to account for stock-based employee compensation plans, but to disclose pro forma information for stock-based compensation (see note 13). The Company records no compensation expense when options are issued to employees. Any consideration paid on the exercise of the options is credited to capital stock.

3. FAIR VALUE OF FINANCIAL ASSETS AND LIABILITIES
The fair values of the Company's cash and cash equivalents, receivables, other current assets and accounts payable and accrued liabilities approximate their carrying values due to the short-term nature of these amounts. The fair value of the operating loan approximates its carrying value due to it bearing interest at a variable rate. The fair value of the deferred purchase price approximates carrying value.

4. INVENTORIES
At year-end, inventories are comprised of the following:

	February 28, 2003	February 28, 2002
Coal	**$ 1,854,499**	$ 1,507,814
Materials and supplies	**297,960**	154,920
	$ 2,152,459	$ 1,662,734

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

5. COAL ASSETS

	February 28, 2003			February 28, 2002
	Cost	**Accumulated depreciation and amortization**	**Net book value**	Net book value
Plant and equipment	**$ 4,770,344**	**($ 1,724,679)**	**$ 3,045,665**	$ 2,219,233
Mineral properties	**1,695,996**	**(216,564)**	**1,479,432**	1,193,828
	$ 6,466,340	**($ 1,941,243)**	**$ 4,525,097**	$ 3,413,061

In 2002, the Company's anthracite operations suffered a partial closure of the roof in one of the underground working areas. Certain assets were damaged or unrecoverable following this incident. After an accurate assessment was made, the Springlake colliery wrote down R8.8-million ($1.6-million – AfriOre's share $756,261) of the carrying value of the coal assets. The colliery is insured against loss of fixed and movable assets and the mitigation of normal business risks. Full payment was received for the capital loss. In addition, the Springlake Joint Venture ("SLJV") received R9.0-million ($1.6-million – AfriOre's share $780,678) from the insurers for loss of gross revenue.

6. PROPERTY AND EQUIPMENT

	February 28, 2003			February 28, 2002
	Cost	**Accumulated depreciation and amortization**	**Net book value**	Net book value
Office equipment and furniture	**$ 120,544**	**($ 69,280)**	**$ 51,264**	$ 31,318
Vehicles	**47,352**	**(21,571)**	**25,781**	25,588
	$ 167,896	**($ 90,851)**	**$ 77,045**	$ 56,906

7. EXPLORATION PROPERTIES

	February 28, 2002	Additions	February 28, 2003
South Africa-FSC (Gold)	$ 328,733	$ 56,661	$ 385,394
South Africa-Somkele (Coal)	719,944	452,468	1,172,412
South Africa-Dwaalboom (Gold)	–	49,214	49,214
Mali-Banankoro (Gold)	–	62,588	62,588
Kenya-Ndori (Gold)	–	28,778	28,778
Kenya-Siaya (Gold)	–	61,916	61,916
	$ 1,048,677	$ 711,625	$ 1,760,302

	February 28, 2001	Additions	February 28, 2002
South Africa-FSC (Gold)	$ 317,832	$ 10,901	$ 328,733
Other Africa-Somkele (Coal)	43,665	676,279	719,944
	$ 361,497	$ 687,180	$ 1,048,677

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FSC (GOLD)-SOUTH AFRICA

AfriOre was granted in 1999 exclusive prospecting contracts for precious metals on certain properties in South Africa. The contracts are valid for six years and AfriOre has the right to renew for an additional three years. On October 8, 1999, AfriOre acquired an exploration model and information relating to the properties in exchange for 125,000 common shares (value $122,500). Under the terms of the acquisition agreement, an additional 350,000 AfriOre Limited common shares will be issued upon the earlier of the commencement of a final feasibility study on the property or the making of a takeover bid for AfriOre as a result of exploration activities on the property.

SOMKELE (COAL)-SOUTH AFRICA

AfriOre has exclusive prospecting rights over certain land at Somkele in KwaZulu-Natal, South Africa.

A portion of the prospecting rights are subject to an agreement with Purity Investments (Pty) Ltd. ("Purity"), whereby AfriOre may purchase a 100% interest in Purity and the prospecting rights, subject to the following terms:

- AfriOre had until September 26, 2002 (subsequently extended) to complete an exploration program prior to electing to purchase 100% of Purity, which holds prospecting rights, through the issue of 100,000 AfriOre shares or, at the election of Purity's owners, the payment of $50,000. The present owners of Purity will also be entitled to receive a 3.25% pre-tax royalty based on gross revenues from any mining operation that may develop within the Purity area in the future.
- During the exploration period, AfriOre is committed to spending a minimum of R150,000 (approximately $30,000) on prospecting and option payments of R120,000 (approximately $24,000).

The prospecting rights to the balance of the Somkele project were acquired through a prospecting contract with the Ingonyama Trust until February 16, 2003 (since extended), with the right to extend the prospecting rights for a further period of two years. AfriOre will pay option monies of R3 per hectare in the first year, increasing by R1 per hectare per annum. AfriOre has also been granted the right to obtain mining title through a mineral lease on completion of an exploration program and feasibility study.

DWAALBOOM (GOLD)-SOUTH AFRICA

AfriOre has a joint venture agreement with African Pioneer Mining (Pty) Ltd ("APM") of South Africa, whereby AfriOre may earn an interest in APM's advanced-stage Dwaalboom gold project in the North West Province of South Africa.

In terms of the agreement, AfriOre will manage the project and may earn a 51% interest in the project, either by contributing expenditure of R4.5-million (approximately $0.8-million) or by completing a bankable feasibility study, within two years. AfriOre may further elect, upon earning 51%, to pay to APM R3.8-million (approximately $0.7-million) to acquire an additional 19% (total 70%) interest in the project.

BANANKORO (GOLD)-MALI

AfriOre has a joint venture agreement with New Gold Mali SA ("NGM"), a subsidiary of Paris-based company Maurel & Prom, whereby AfriOre has the right to earn a 60% interest in NGM's Banankoro gold exploration project near Kangaba in southern Mali. The Mali Government has a statutory right to a 10% carried interest and a subscription right for an additional 10% contributing interest in the project at the exploitation stage. In the event the Government exercises its subscription right, AfriOre has the right to acquire an additional 3.75% interest from NGM under the same terms as the Government, thereby providing for 51% ownership by AfriOre in the project at the mining stage.

AfriOre will manage the project and has the right to earn its 60% interest, either by contributing US$2.5-million to prospecting expenditures or by completing a bankable feasibility study, within four years. Thereafter AfriOre and NGM each have the right to contribute to further expenditure in proportion to their respective interests.

NDORI (GOLD)-KENYA

An agreement with San Martin Mining Research and Investment Company Limited gives AfriOre an option to purchase a 100% interest in the Ndori project for US$1-million. The option period extends for five years and is subject to option payments of US$10,000 per annum. AfriOre will undertake management and funding of exploration in the area.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

SIAYA (GOLD)-KENYA

A special prospecting licence was awarded to AfriOre for the Siaya project area in western Kenya. The project area is adjacent to the northern and eastern boundaries of the Ndori gold project.

8. TRUST FUNDS AND RECLAMATION PROVISION

The Company has an environmental reclamation trust fund in South Africa. Payments to the fund are made in accordance with statutory requirements. The costs of environmental reclamation at Tweewaters Fuels (Pty) Limited ("TWF") are estimated annually by independent consultants and recorded in the balance sheet. The costs of ongoing programs to prevent and control pollution and to rehabilitate the environment are charged against income as incurred. Net income on trust fund assets is accounted for by debiting the investment and crediting interest earned.

Durban Coal Terminal Company (Pty) Limited – a company through which some coal is shipped – held in trust for the Company funds amounting to $178,400 at February 28, 2002. In the current year the Company sold its interest in Durban Coal Terminal and the trust funds were repaid. A gain of $270,263 was recognized on the sale.

9. DEBT

The SLJV obtained a credit facility from the Industrial Development Corporation of South Africa ("IDC") for R15.7-million that was fully drawn down in the period ending February 28, 2001. The loan is secured by a pledge of movable assets owned by the Springlake Colliery having a book value of R15.2-million. The loan matures August 1, 2003 and bears interest at the South African prime overdraft rate. Principal and interest on the loan are repayable monthly in accordance with the loan schedule.

In December 2001, the IDC provided a second loan in the form of a lease in the amount of R2.7-million to finance the acquisition of a new scoop tram at the colliery. The leased asset secures the loan. The loan matures May 1, 2004 and bears interest at the South African prime overdraft rate. Principal and interest on the loan are repayable monthly in accordance with the loan schedule. The net book value of the asset is R2.2-million ($403,000 – AfriOre's share $202,000).

	February 28, 2003	February 28, 2002
Loans from IDC:		
Operating	**$ 201,992**	$ 523,451
Finance lease	**152,362**	188,243
	354,354	711,694
Less classified as current:		
Operating	**201,992**	368,476
Finance lease	**124,065**	71,381
	326,057	439,857
	$ 28,297	$ 271,837

10. SHAREHOLDERS' EQUITY

(a) Shareholders' equity is comprised as follows:

	February 28, 2003	February 28, 2002
Capital stock	**$ 21,654,764**	$ 21,654,764
Contributed surplus	**855,491**	855,491
Deficit	**(17,232,040)**	(17,154,397)
Cumulative translation adjustment	**(537,602)**	(1,531,160)
	$ 4,740,613	$ 3,824,698

(b) CAPITAL STOCK

The authorized capital of the Company consists of an unlimited number of common shares without par value.

	Shares	Amount
Balance February 28, 2001	**20,359,887**	**$ 19,169,587**
Private placement	5,000,000	2,485,177
Balance February 28, 2002	**25,359,887**	**$ 21,654,764**
Balance February 28, 2003	**25,359,887**	**$ 21,654,764**

(c) OPTIONS

The Company issues stock options to directors, officers, employees and key consultants from time to time. Shareholders approved a new stock option plan in 1997, reserving up to 2,200,000 common shares for issuance under the plan. During the year, the Toronto Stock Exchange approved an increase of 300,000 to the number of reserved shares. Options granted under that plan may be exercised during a period not exceeding five years, subject to earlier termination under various circumstances. The options are non-transferable. The exercise price may not be less than the minimum price stipulated by applicable regulators.

	Options	Weighted average price
Balance February 28, 2001	**1,625,000**	**$1.00**
Granted	1,165,000	0.53
Surrendered	(540,000)	1.05
Balance February 28, 2002	**2,250,000**	**$0.74**
Granted	650,000	$0.73
Expired	(475,000)	$1.45
Cancelled	(25,000)	$0.80
Balance February 28, 2003	**2,400,000**	**$0.59**

At February 28, 2003, the following options to acquire common shares of the Company are outstanding:

Options	Exercise Price	Expiry Date
100,000	$0.80	Mar. 30, 2003
400,000	$0.50	July 21, 2003
10,000	$0.80	April 19, 2005
75,000	$0.50	May 25, 2005
275,000	$0.50	Aug. 6, 2006
815,000	$0.54	Aug. 16, 2006
75,000	$0.60	Feb. 11, 2007
200,000	$0.67	May 13, 2007
450,000	$0.75	Sep.12, 2007
2,400,000		

All are exercisable immediately, except for the following options: 50,000 granted at $0.50 vest May 1, 2003; 50,000 granted at $0.67 vest June 1, 2003; 50,000 granted at $0.67 vest June 1, 2004.

(d) PROPERTY ACQUISITION AGREEMENTS

At February 28, 2003, 490,000 common shares are issuable (2002 – 490,000) by the Company for exploration properties if the properties reach an advanced stage.

11. INCOME TAXES

(a) The income tax provision consists of the following:

	February 28, 2003	February 28, 2002
Current	**$ 76,167**	$ 274,935
Future	**93,446**	271,027
Total	**$ 169,613**	$ 545,962

(b) The difference between the amount of the reported consolidated income tax provision and the amount computed by multiplying the consolidated earnings before income taxes times the Company's applicable South African (being the principal country in which the Company operates) tax rate of 30% is reconciled as follows:

	February 28, 2003	February 28, 2002
Income taxes computed using the Company's tax rate	**$ 27,591**	$ 677,646
Adjust for:		
Non-deductible items	**114,315**	6,500
Income of subsidiaries subject to tax at different rates	**(60,656)**	(109,088)
Losses not previously recognized or tax effected	**88,363**	(29,095)
Income tax	**$ 169,613**	$ 545,962

(c) The tax effects of temporary differences that give rise to significant portions of the future tax assets and liabilities are as follows:

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

	February 28, 2003	February 28, 2002
Future tax assets:		
Environmental reclamation	**$ 245,283**	$ 171,060
Accounts payable, primarily for accrued leave	**21,550**	29,100
Net future tax assets	**266,833**	200,160
Future tax liabilities:		
Prepaids and inventory	**95,564**	81,244
Mining interests	**828,628**	668,836
Capital assets	**7,107**	14,290
Exploration properties	**360,332**	206,154
Total gross deferred tax liabilities	**1,291,631**	970,524
Net future tax liability	**$ 1,024,798**	$ 770,364

12. RELATED PARTY TRANSACTIONS

Included in the accounts are payments made to companies under the control or significant influence of officers and directors. These transactions are recorded at the exchange amount, being the amount agreed to by the parties. A summary of these transactions follows:

	Year ended February 28, 2003	Year ended February 28, 2002
Administrative services [1]	**$ 309,000**	$ 180,250
Consulting fees [2]	**15,485**	13,808
Management fees and expense recovery [3]	**–**	15,718
Legal fees and expenses [4]	**–**	75,890

1. AfriOre carries on business outside Canada. AfriOre purchases administrative, advisory and investor relations services from a company that shares a common director to assist in fulfilling its ongoing obligations as a reporting issuer listed for trading on a stock exchange in Canada. A contract effective August 2001 provides for monthly payments of $25,750 by AfriOre. The contract has a term of two years and automatically renews for one year. AfriOre may terminate the agreement after the first year by either giving 12 months notice or 90 days notice and paying $80,000.
2. Paid to companies sharing a common director.
3. AfriOre provided management services and office space on a cost-recovery basis to another company that shares a common director. The arrangement ended July 2001.
4. A former director was a partner in the firm that is the Company's Canadian legal counsel.

AfriOre maintains its bank account in Barbados with a firm managed by a director that provides general banking services at market rates.

13. EARNINGS (LOSS) PER COMMON SHARE

(a) The following table sets forth the computation of diluted earnings per share.

	Year ended February 28, 2003	Year ended February 28, 2002
(i) Basic		
Numerator		
Net earnings (loss) – income available to shareholders	**($ 77,643)**	$1,712,856
Denominator		
Weighted average number of shares	**25,359,887**	23,342,079
Basic earnings (loss) per share	**($ 0.00)**	$ 0.07
(ii) Diluted		
Net earnings (loss) – income available to shareholders	**($ 77,643)**	$1,712,856
Denominator		
Weighted average number of shares	**25,359,887**	23,342,079
Potential issuance of shares from stock options	**–**	121,956
	25,359,887	23,464,035
Diluted earnings (loss) per share	**($ 0.00)**	$ 0.07

2,400,000 share options (2002 – 1,500,000) have been excluded in the calculation as their exercise would be anti-dilutive or because they have not vested. Shares issuable in respect of property acquisition agreements have also been excluded from the calculation of diluted EPS.

(b) The total pro forma value of options granted to employees in the year ended February 28, 2003 was $111,278. This value was estimated at the date of the grant using the Black-Scholes option pricing model with the following weighted assumptions: expected term 4 years, volatility 21.9%, risk free rate 4.3% and an expected dividend yield of 0% since no dividend payments were made. The resulting pro forma earnings and earnings per share are as follows:

	Year ended February 28, 2003
Loss for the year	($ 77,643)
Compensation expense related to fair value of stock options	(111,278)
Pro forma loss for the year	($ 188,921)
Loss per common share	($0.00)
Pro forma loss per common share	($0.00)

14. FUTURE SALES

The Company has entered into sales contracts with respect to the sale of coal. Under the terms of these contracts, the Company has committed to sell approximately 90,000 tonnes of coal during the calendar year 2003. The contracts provide the Company with a fixed price in USD. The customer is required to either purchase the coal at an agreed price or to pay the Company for the coal it had committed to purchasing.

15. SUPPLEMENTARY INFORMATION

(a) Change in non-cash working capital items

	Year ended February 28, 2003	Year ended February 28, 2002
Decrease (increase) in current assets:		
Receivables	**$ 352,005**	($ 440,904)
Inventories	**56,328**	(1,243,923)
Other	**21,097**	(57,624)
Increase in current liabilities:		
Taxes payable	**(226,510)**	265,052
Accounts payable and accruals	**(147,582)**	267,142
Net operating working capital change	**$ 55,338**	($1,210,257)

(b) Cash paid for taxes and interest

	Year ended February 28, 2003	Year ended February 28, 2002
Cash paid for taxes	**$ 311,479**	$ 32,655
Cash paid for interest	**$ 95,667**	$134,955

16. PENSIONS

AfriOre provides retirement benefits for its eligible employees. The contributions paid to fund obligations for the payment of benefits are charged against income in the year of payment. There are four independently managed funds, which are defined as contribution plans. They are all subject to the South African Pension Funds Act, 1956. The value of contributions in the current year was R706,393 ($111,045) and R497,407 ($85,852) in the previous period.

17. OTHER INCOME

Other income is comprised as follows:

	Year ended February 28, 2003	Year ended February 28, 2002
Interest	**$ 112,900**	$ 107,799
Amortization of deferred gain	**189,157**	189,157
General	–	129,461
Management fees and rent	**272,743**	189,548
	$ 574,800	$ 615,965

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

18. JOINT VENTURE

AfriOre's interest in the SLJV is its only reportable segment. The SLJV produces and markets anthracite. The accounting policies used in these segments are the same as those described in Note 2.

	Year ended February 28, 2003			Year ended February 28, 2002		
	SLJV	**Corporate and other**	**Total**	SLJV	Corporate and other	Total
Revenues						
Domestic sales	**$2,118,733**	**$ –**	**$ 2,118,733**	$1,684,978	$ –	$ 1,684,978
Export sales	**6,571,131**	**–**	**6,571,131**	8,060,415	–	8,060,415
	8,689,864	**–**	**8,689,864**	9,745,393	–	9,745,393
Production costs	**(6,490,288)**	**–**	**(6,490,288)**	(6,850,384)	–	(6,850,384)
Depreciation and amortization	**(535,988)**	**(47,390)**	**(583,378)**	(489,103)	(47,390)	(536,493)
Business interruption insurance	**–**	**–**	**–**	780,678	–	780,678
	1,663,588	**(47,390)**	**1,616,198**	3,186,584	(47,390)	3,139,194
Other income and expenses	**(498,204)**	**754,831**	**256,627**	354,904	587,258	942,162
Corporate and exploration expenses	**226,935**	**(2,007,790)**	**(1,780,855)**	(182,314)	(1,640,224)	(1,822,538)
Income (loss) before tax	**1,392,319**	**(1,300,349)**	**91,970**	3,359,174	(1,100,356)	2,258,818
Taxes (recovery)	**(16,323)**	**185,936**	**169,613**	988,302	(442,340)	545,962
Net income (loss)	**$1,408,642**	**($1,486,285)**	**($ 77,643)**	$2,370,872	$ 658,016	$ 1,712,856
Total assets						
South Africa	**$8,989,330**	**$1,596,116**	**$10,585,446**	$7,441,390	$ 848,411	$ 8,289,801
Other Africa	**–**	**153,283**	**153,283**	–	–	–
Barbados/Canada	**–**	**813,237**	**813,237**	–	1,777,753	1,777,753
	$8,989,330	**$2,562,636**	**$11,551,966**	$7,441,390	$2,626,164	$10,067,554
Cash from operating activities	**$366,976**	**$5,159**	**$372,135**	$2,417,290	($1,315,878)	$1,101,412
Cash from investing activities	**(321,580)**	**(733,941)**	**(1,055,521)**	(659,179)	(452,204)	(1,111,383)
Cash from financing activities	**(533,863)**	**(34,499)**	**(568,362)**	(299,652)	2,515,010	2,215,358

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

On April 30, 1999, AfriOre completed the acquisition of a joint venture interest. The joint venture consists of TWF and the SLJV. In order to effect the acquisition, the Company contributed certain mineral properties (the "Coal Properties") and in return the joint venture partner contributed cash of $6.2-million. TWF was purchased by the joint venture for R25.25-million in cash ($6.2-million) and R10-million due in 2004. The fair value of the amount due in 2004 (the "deferred purchase price") is estimated to be R8.4-million (AfriOre's share $0.8-million) at the time of the acquisition. The discount from face value is being amortized over the term to maturity.

The Company recorded a deferred gain of $2,837,354 on the transaction. The deferred gain resulting from the transaction is being amortized over the estimated life of the coal assets on acquisition (15 years). In addition, the Company received $634,000 in respect of the Coal Properties, which was recognized in income.

Together, TWF and the SLJV comprise the Company's reportable segment, referred to in the table above as the SLJV.

Coal sales to significant customers as a percentage of the total value of sales were as follows:

	February 28, 2003	February 28, 2002
Customer A	**32%**	27%
Customer B	**16%**	13%
Customer C	**9%**	–
Customer D	**8%**	–
Customer E	**5%**	8%
Customer F	**–**	10%
Customer G	**–**	9%

19. SUBSEQUENT EVENT

On April 4, 2003, AfriOre raised gross proceeds of $1.5-million by issuing 1,500 units at $1,000 per unit. Each unit consists of one $1,000 principal amount debenture and 1,000 common share purchase warrants. The debenture has a term of 18 months. The interest rate on the debenture is at the election of the holder at the time of purchase. The rate is either; 7% per annum, payable semi-annually in cash or 10% per annum, payable semi-annually in common shares based on a price per share equal to the greater of $0.55 and the weighted average trading price per share for the 20 consecutive trading days ending on the third trading day prior to the date on which interest is payable, less the maximum applicable discount permitted by the Toronto Stock Exchange ("TSX"). The warrant has a term of 24 months and is exercisable at a price of $0.55. The debentures represent the senior debt of AfriOre Limited and are secured by a pledge of all the securities of AfriOre International (Barbados) Limited, a wholly owned subsidiary. The debentures are redeemable by AfriOre at any time prior to maturity.

On April 24, 2003, AfriOre raised gross proceeds of $1,000,200 in a brokered private placement. The private placement was for 1,724,482 units priced at $0.58 per unit. Each unit is comprised of one (1) common share of the Corporation and one-half of one (1/2) common share purchase warrant. Each full warrant entitles the holder thereof to purchase one common share for a period of 18 months following the closing date at an exercise price of $0.65 per share. The broker received a fee equal to 7% of the aggregate gross proceeds of the offering. The broker also received a broker option that will entitle the purchase, at an exercise price of $0.58 per unit, up to that number of units equal to 8% of the number of units sold pursuant to the offering. The broker option will be exercisable for 18 months following the closing date.

SUPPLEMENT TO THE CONSOLIDATED FINANCIAL STATEMENTS
(UNAUDITED, PREPARED BY MANAGEMENT)

At the date of filing the year-end audited statements on SEDAR, the following items were outstanding:

1. 27,359,370 common shares.
2. 1,500,000 warrants. Each warrant is exercisable to April 4, 2005 and can be exchanged for one common share at an exercise price of $0.55.
3. 862,241 warrants. Each warrant is exercisable to October 24, 2004 and can be exchanged at an exercise price of $0.58 for one common share.
4. 137,959 broker's compensation options. Each option is exercisable to October 24, 2004 and can be exchanged at an exercise price of $0.58 for 1 common share and 1/2 common share purchase warrant. Each full warrant is exercisable at $0.65.
5. 2,025,000 employee stock options at an average price of $0.59 maturing various dates until September 12, 2007.
6. 200,000 incentive stock options at a price of $0.58 maturing April 2, 2004.



Corporate Directory

Directors
Michael D. Brook
Stuart R. Comline
Thomas A. Di Giacomo *†
Derek L. Kyle †
E. Adrian Meyer *†
Warren E. Newfield
Martin L. Rosser *
G. Michael van Aswegen

** Members of Audit & Corporate Governance Committees*
† Members of the Compensation Committee

Management
Stuart R. Comline,
Chairman

G. Michael van Aswegen,
President and Chief Executive Officer

Mark R. Snelling,
Vice President, Coal Operations

Bruce P. Tanner,
Chief Financial Officer and
Chief Operating Officer Coal

Vere P. Brathwaite,
Corporate Secretary

Registered Head Office
41 Roebuck Street
Bridgetown, Barbados
Tel: (212) 386-5496 Toll: (800) 364-1782
Fax: (212) 386-5425
E-mail: info@afriore.com

South African Office
AfriOre (Pty) Limited
Ground Floor, Tuscany Office Park V
6 Coombe Place
PO Box 766, Rivonia 2128
Sandton, South Africa
Tel: 2711-803-5909 Fax: 2711-803-5692
E-mail: adminjhb@afriore.co.za

Registrar and Transfer Agent
Computershare Investor Services,
Vancouver and Toronto, Canada

Bankers
AfriOre Limited
Citadel Bank & Trust Inc., Bridgetown, Barbados

AfriOre (Pty) Limited
First National Bank, Johannesburg, South Africa

Legal Council
AfriOre Limited
Hampton Chambers, Attorney-at-law,
Bridgetown, Barbados
Goodman and Carr LLP, Toronto, Canada

AfriOre (Pty) Limited
Denys Reitz, Johannesburg, South Africa
Taback and Associates (Pty) Limited, Johannesburg,
South Africa

Auditors
AfriOre Limited
KPMG, Bridgetown, Barbados

AfriOre (Pty) Limited
KPMG Inc., Johannesburg, South Africa

For Investor Information Contact
Alan Friedman
Tel: (416) 361-9636 Fax: (416) 361-0330
Web site: www.afriore.com
Springlake web site: www.springlake.co.za
E-mail: info@afriore.com
CUSIP 007972
Listed in Standard & Poor's Corporation Records
SEC 12g 3-2(b) exemption 82-4514

Share Information
(as at June 4, 2003)

Listing	TSX:AFO
Shares Outstanding	27,359,370
Fully Diluted	33,052,640
Price	$0.80

Exchange Rates
Unless otherwise indicated, all dollar amounts in this annual report are expressed in Canadian dollars. The following table reflects the rate of exchange for Canadian dollars in effect at the end of each of the following periods and the average rates of exchange during each such period.

	2003	2002
South Africa Rand:		
Rate at end of period	**$0.1838**	$0.1410
Average rate for the period	**$0.1572**	$0.1726
United States Dollar:		
Rate at end of period	**$1.4871**	$1.6074
Average rate for the period	**$1.5584**	$1.5631

AfriOre Limited
41 Roebuck Street, Bridgetown, Barbados
Tel: (212) 386-5496 • Toll: (800) 364-1782 • Fax: (212) 386-5425
Web Site: www.afriore.com • E-mail: info@afriore.com

AFRIORE LIMITED

03 JUL 14 7:21

NOTICE OF ANNUAL MEETING
OF SHAREHOLDERS

NOTICE is hereby given that the annual meeting (the "Meeting") of the shareholders of AfriOre Limited (the "Company") will be held at 41 Roebuck Street, Bridgetown, Barbados on July 30, 2003 at the hour of 2:30 p.m. (Barbados Time), for the following purposes:

1. To receive and consider the financial statements of the Company for the year ended February 28, 2003 and the report of the auditors thereon.

2. To elect directors.

3. To appoint auditors and to authorize the directors to fix their remuneration.

4. To consider, and if thought advisable, to pass, with or without variation, a resolution approving the issuance or possible issuance by the Company in private placements during the twelve months commencing on the date of the Meeting of up to 100% of the number of issued and outstanding common shares (the "Common Shares"), calculated as at the date of the accompanying management proxy circular, subject to certain restrictions. The text of the resolution reads as follows:

   "RESOLVED that the issuance by the Company in one or more private placements during the twelve month period commencing July 30, 2003 of such number of securities that would result in the Company issuing or making issuable a number of common shares aggregating up to 100% of the number of issued and outstanding common shares as at June 23, 2003, being the date of the management proxy circular describing the advance approval, as more particularly described in and subject to the restrictions described in the Company's management proxy circular dated June 23, 2003, is hereby approved."

5. To consider, and if thought advisable, to pass, with or without variation, a resolution authorizing an amendment to the stock option plan of the Company (the "Amendment") to increase the number of Common Shares issuable thereunder to 3,000,000 Common Shares, and approving the grant of options to purchase 370,000 Common Share previously granted pursuant to the Amendment. The text of the resolution reads as follows:

   "RESOLVED that: (a) the number of common shares of the Company issuable pursuant to the stock option plan of the Company be set at 3,000,000 common shares; and (b) the prior issuance of options to purchase 370,000 common share pursuant to the stock option plan of the Company be and is hereby ratified and approved."

6. To transact such other business as may properly come before the Meeting or any adjournment thereof.

Shareholders are entitled to vote at the Meeting either in person or by proxy. Those who are unable to attend the Meeting are requested to read, complete, sign and mail the enclosed form of proxy in accordance with the instructions set out in the proxy and in the management proxy circular accompanying this Notice. Please advise the Company of any change in your mailing address.

DATED the 23rd day of June, 2003.


SEC MAIL
RECEIVED
PROCESSING
JUL 11 2003
SECTION

By Order of the Board of Directors

(Signed) George Michael van Aswegen
Director, President and Chief Executive Officer

Companies Act of Barbados

(Section 140)

MANAGEMENT PROXY CIRCULAR

In respect of the annual meeting of shareholders of the Company to be held on the 30th day of July, 2003.

Name of Company:	Company No.:
AFRIORE LIMITED	20371

Particulars of Meeting:

Annual meeting of the shareholders of AfriOre Limited (the "Company") to be held on the 30th day of July, 2003 at 41 Roebuck Street, Bridgetown, Barbados at 2:30 (Barbados Time) in the afternoon.

SOLICITATION ON BEHALF OF THE MANAGEMENT OF THE COMPANY

THIS MANAGEMENT PROXY CIRCULAR IS FURNISHED IN CONNECTION WITH THE SOLICITATION ON BEHALF OF THE MANAGEMENT OF THE COMPANY of proxies to be used at the annual meeting of shareholders of the Company (the "Meeting") to be held on July 30, 2003 at the time and place and for the purposes set forth above and in the accompanying Notice of Meeting. Proxies will be solicited primarily by mail and may also be solicited personally or by telephone by the directors and/or officers of the Company at nominal cost. The cost of solicitation by management will be borne by the Company.

The Company may pay the reasonable costs incurred by persons who are the registered but not beneficial owners of voting shares of the Company (such as brokers, dealers, other registrants under applicable securities laws, nominees and/or custodians) in sending or delivering copies of this circular, the notice of meeting and form of proxy to the beneficial owners of such shares. The Company will provide, without cost to such persons, upon request to the Secretary of the Company, additional copies of the foregoing documents required for this purpose.

APPOINTMENT AND REVOCATION OF PROXIES

The persons named in the enclosed form of proxy represent management of the Company. **A SHAREHOLDER DESIRING TO APPOINT SOME OTHER PERSON, WHO NEED NOT BE A SHAREHOLDER OF THE COMPANY, TO REPRESENT HIM OR HER AT THE MEETING MAY DO SO** by filling in the name of such person in the blank space provided in the proxy or by completing another proper form of proxy. A shareholder wishing to be represented by proxy at the Meeting or any adjournment thereof must, in all cases, deposit the completed proxy with the Company's transfer agent and registrar, Computershare Trust Company of Canada, 100 University Avenue, 9th Floor, Toronto, Ontario, M5J 2Y1, within 48 hours prior to the time of the Meeting or any adjournment thereof at which the proxy is to be used, or deliver it to the Chairman of the Meeting on the day of the Meeting or any adjournment thereof prior to the time of voting. A proxy should be executed by the shareholder or his or her attorney duly authorized in writing or, if the shareholder is a corporation, by an officer or attorney thereof duly authorized.

In addition to any other manner permitted by law, a proxy may be revoked before it is exercised by instrument in writing executed in the same manner as a proxy and deposited at the registered office of the Company at any time up to and including the last business day preceding the day of the Meeting, or any adjournment thereof, at which the proxy is to be used or with the Chairman of the Meeting on the day of such Meeting or any adjournment thereof and thereupon the proxy is revoked.

A shareholder attending the Meeting has the right to vote in person and, if he or she does so, his or her proxy is nullified with respect to the matters such person votes upon and any subsequent matters thereafter to be voted upon at the Meeting or any adjournment thereof.

EXERCISE OF DISCRETION BY PROXIES

The shares represented by proxies in favour of management nominees will be voted or withheld from voting in accordance with the instructions of the shareholder on any ballot that may be called for and, if a shareholder specifies a choice with respect to any matter to be acted upon at the Meeting, the shares represented by the proxy shall be voted accordingly. **WHERE NO CHOICE IS SPECIFIED, THE PROXY WILL CONFER DISCRETIONARY AUTHORITY AND WILL BE VOTED FOR THE ELECTION OF DIRECTORS, FOR THE APPOINTMENT OF AUDITORS AND THE AUTHORIZATION OF THE DIRECTORS TO FIX THEIR REMUNERATION AND FOR EACH ITEM OF SPECIAL BUSINESS, AS STATED ELSEWHERE IN THIS CIRCULAR. THE ENCLOSED FORM OF PROXY ALSO CONFERS DISCRETIONARY AUTHORITY UPON THE PERSONS NAMED THEREIN TO VOTE WITH RESPECT TO ANY AMENDMENTS OR VARIATIONS TO THE MATTERS IDENTIFIED IN THE NOTICE OF MEETING AND WITH RESPECT TO OTHER MATTERS WHICH MAY PROPERLY COME BEFORE THE MEETING IN SUCH MANNER AS SUCH NOMINEE IN HIS JUDGMENT MAY DETERMINE.** At the time of printing this circular, the management of the Company knows of no such amendments, variations or other matters to come before the Meeting.

VOTING SECURITIES

The Company is authorized to issue an unlimited number of common shares (the "Common Shares"). At the date hereof, the Company has outstanding 27,359,370 Common Shares, each of which carries one vote. The record date for the determination of shareholders entitled to receive notice of the Meeting has been fixed as June 23, 2003 (the "Record Date"). The Company will prepare a list of shareholders as of such Record Date. Each shareholder named in the list will be entitled to one vote per share shown opposite his or her name on the said list, even though he or she has since that date disposed of his or her shares, and no shareholder becoming such after that date shall be entitled to receive notice of and vote at the Meeting or any adjournment thereof.

ADVICE TO NON-REGISTERED SHAREHOLDERS

Only registered holders of Common Shares or the persons they appoint as their proxies are permitted to vote at the Meeting. However, in many cases, Common Shares beneficially owned by a person (a "Non-Registered Holder") are registered either: (i) in the name of an intermediary (an "Intermediary") with whom the Non-Registered Holder deals in respect of the Common Shares (Intermediaries include, among others, banks, trust companies, securities dealers or brokers and trustees or administrators of self-administered Registered Retirement Savings Plans (RRSPs), Registered Retirement Income Funds (RRIFs), Registered Education Savings Plans (RESPs) and similar plans); or (ii) in the name of a clearing agency (such as The Canadian Depository for Securities Limited) of which the Intermediary is a participant. In accordance with the requirements of the Companies Act of Barbados and National Instrument 54-101, the Company will have distributed copies of the Notice, this Circular and the form of proxy (collectively, the "meeting materials") to the clearing agencies and Intermediaries for onward distribution to Non-Registered Holders.

Applicable regulatory law and policy requires Intermediaries and clearing agencies to seek voting instructions from Non-Registered Holders. Without specific instructions from Non-Registered Holders, Intermediaries and clearing agencies are prohibited from voting the shares of the Non-Registered Holders. Accordingly, Intermediaries and clearing agencies are required to forward the meeting materials to Non-Registered Holders. Non-Registered Holders will be given, in substitution for the proxy otherwise contained in proxy-related materials, a request for voting instructions (the "voting instructions form") which, when properly completed and signed by the Non-Registered Holder and returned to the Intermediary, will constitute voting instructions which the Intermediary must follow.

The purpose of this procedure is to permit Non-Registered Holders to direct the voting of the Common Shares they beneficially own. Should a Non-Registered Holder who receives the voting instructions form wish to vote at the Meeting in person (or have another person attend and vote on behalf of the Non-Registered Holder), the Non-Registered Holder should so indicate in the place provided for that purpose in the voting instructions form and a form of legal proxy will be sent to the Non-Registered Holder. In any event, Non-Registered Holders should carefully follow the instructions of their Intermediary set out in the voting instructions form.

PRINCIPAL SHAREHOLDERS

As at the date of this Management Proxy Circular, the only person, who, to the knowledge of the directors or senior officers of the Company, beneficially owned, directly or indirectly, or exercised control or direction over, securities of the Company carrying more than 10% of the voting rights attaching to any class of outstanding voting securities of the Company was as follows:

Name of Registered Holder	Number and Class of Shares	Percentage of Class	Percentage of all Voting Rights
African Lion Limited	3,000,000 Common Shares	10.97%	10.97%

Persons registered on the books of the Company at the close of business on June 23, 2003 (the "record date") and persons who are transferees of any shares acquired after such record date and who have produced properly endorsed certificates evidencing such shares or who otherwise establish ownership thereof and demand, not later than 10 days before the Meeting, that their names be included in the list of shareholders, are entitled to vote at the Meeting.

ELECTION OF DIRECTORS

The Articles of the Company provide that the Company is authorised to appoint a minimum of three and a maximum of ten directors. The Board of Directors of the Company (the "Board") currently consists of eight directors. It is proposed that eight directors be elected at the Meeting. The following table and the notes thereto state the names of all the persons proposed to be nominated by management for election as directors, all other positions and offices with the Company now held by them, their principal occupation or employment, the period or periods of service as directors of the Company and the approximate number of voting securities of the Company beneficially owned, directly or indirectly, or over which control or direction is exercised by each of them as of the date hereof.

If a shareholder votes for more than one nominee without specifying the distribution of his or her votes among the nominees, he or she will be deemed to have distributed his or her votes equally among the nominees for whom he or she voted. If a shareholder fails to withhold his or her votes but does not specify which nominees the shareholder would like his or her votes cast in favour of, such shareholder's votes will be distributed equally among the nominees of management. If the number of persons nominated for director exceeds the number of positions to be filled, the nominees who receive the least number of votes shall be eliminated until the number of nominees remaining equals the number of positions to be filled. A separate vote of shareholders shall be taken with respect to each person nominated for director.

The present term of office of each director of the Company will expire at the close of the Meeting. Each person whose name appears hereunder is proposed to be elected as a director of the Company to serve for the period commencing immediately subsequent to the close of the Meeting and ending at the close of the next annual meeting of shareholders or until his successor is elected or appointed.

Name, Office and Principal Occupation[1]	**Director Since**	**No. of Voting Securities Owned, Controlled or Directed as at June 23, 2003**[2]
Thomas A. Di Giacomo[3][4][5] • Director • President, Tadico Limited (a financial advisory company) since March 1994	March 13, 1995	80,000 Common Shares
Warren E. Newfield • Director • Prior to August 2001, Treasurer and Vice-President, Corporate Development of the Company • Self-employed businessman	March 13, 1995	82,800 Common Shares

Name, Office and Principal Occupation[1]	Director Since	No. of Voting Securities Owned, Controlled or Directed as at June 23, 2003[2]
Stuart R. Comline • Director, Executive Chairman • Prior to August 2002, President and Chief Operating Officer of the Company • Prior to December 1999, Vice President, Project Development of the Company • Prior to August 1995, General Manager, Geology of JCI Limited	January 21, 1997	25,000 Common Shares
Derek L. Kyle[4] • Director • Prior to October 1997, Director New Business, Avmin Limited • Founder and Director of The Mineral Corporation in 1997	May 20, 1998	NIL
Edward Adrian Meyer[3][4][5] • Director • Prior to 1998, President and Director, Bayshore Bank and Trust (Barbados) Corporation • Principal and Director, Citadel Bank & Trust Inc. since November 1998	July 12, 2001	1,241,500 Common Shares
Martin L. Rosser[3][5] • Director • Operation Director, VSA Resources Ltd. since September 2002 • Prior to September 2002, Managing Director, David Williamson Associates Limited; Deputy Managing Director from December 1996 to September 2002	November 22, 2001	NIL
Michael D. Brook • Director • Director and Executive Manager, African Lion Management Limited since 2001 • Prior to 2001, a mining analyst with J.B. Were & Son, a Melbourne based stock broking company.	July 29, 2002	NIL[6]
George Michael van Aswegen • Director, President and Chief Executive Officer • Prior to August 2002, Vice President, Exploration of the Company • Executive General Manager, Avgold Ltd. prior to March 2000	July 29, 2002	NIL

Notes:

(1) The principal occupations of each of the nominees during the past five years is as set forth above.

(2) The information as to voting securities beneficially owned, controlled or directed, not being within the knowledge of the Company, has been furnished by the respective nominees individually.

(3) Member of the Audit Committee.

(4) Member of the Compensation Committee.

(5) Member of the Corporate Governance Committee.

(6) Michael D. Brook is a Director and Executive Manager of African Lion Management Limited which manages African Lion Limited which owns 3,000,000 Common Shares. See "Principal Shareholders".

Proxies received in favour of management will be voted **FOR** the election of the above-named nominees with such votes being distributed as the shareholder has specified or, if not so specified, equally among the above-named nominees, unless the shareholder has specified in the proxy that his or her shares are to be withheld from voting in respect thereof. Management has no reason to believe that any of the nominees will be unable to serve as a director, but if that should occur, proxies in favour of management will be voted in favour of the remaining nominees and may be voted for a substitute nominee unless the shareholder has specified in the proxy that his or her shares are to be withheld from voting in respect of the election of directors.

EXECUTIVE COMPENSATION

The table below sets forth information concerning the compensation of the Company's Chief Executive Officer and each of the Company's four most highly compensated officers earning in excess of CDN$100,000 per annum (collectively, the "Named Executive Officers") for the Company's fiscal periods ended February 28, 2003, 2002 and 2001. The Company did not have a Chief Executive Officer for the fiscal period ended February 28, 2002.

Summary Compensation Table

	ANNUAL COMPENSATION				LONG-TERM COMPENSATION			
					Awards		Payouts	
Name and Principal Position	**Financial Period[1]**	**Salary ($)**	**Bonus ($)**	**Other Annual Compensation ($)**	**Securities Under Options/ SARs[2] Granted (#)**	**Restricted Shares or Restricted Share Units ($)**	**LTIP[3] Payouts ($)**	**All Other Compensation ($)**
Stuart R. Comline, Executive Chairman[4]	2003 2002 2001	— — —	— — —	150,000 150,000 161,250	75,000 115,000 —	— — —	— — —	— — —
Mark R. Snelling, Vice-President, Operations	2003 2002 2001	— — —	— — —	150,000 150,000 167,803	75,000 75,000 —	— — —	— — —	— — —
George Michael van Aswegen, President and Chief Executive Officer[5]	2003 2002 —	— — —	— — —	140,000 116,667 —	75,000 200,000 —	— — —	— — —	— — —

Notes:

(1) *The fiscal year end of the Company was changed in November 2000 from November 30 to February 28, therefore, the information relating to 2001 reflects a 15 month period.*

(2) *Stock appreciation rights.*

(3) *Long term incentive plans.*

(4) *Mr. Comline was appointed Executive Chairman on August 6, 2002. From December 14, 1999 to August 6, 2002, he was President and Chief Executive Officer of the Company.*

(5) *Mr. van Aswegen joined the Company in May, 2001 and was appointed President and Chief Executive Officer on August 6, 2002.*

Stock Option Grants

The following information concerns the grant of options during the fiscal period ended February 28, 2003 to the Company's Named Executive Officers. See "Stock Option Plan" for a full description of the stock option plan of the Company.

Name	Securities Under Options / SARs Granted #	% of Total Options / SARs Granted to Employees in Financial Year	Exercise or Base Price ($/security)	Market Value of Securities Underlying Options / SARs on the Date of Grant ($/security)	Expiration Date
Stuart R. Comline	75,000	14.3%	0.75	0.75	September 12, 2007
Mark R. Snelling	75,000	14.3%	0.75	0.75	September 12, 2007
George Michael van Aswegen	75,000	14.3%	0.75	0.75	September 12, 2007

Stock Options Exercised and Held

The following information concerns each exercise of options during the fiscal period ended February 28, 2003 by the Company's Named Executive Officers and the financial year-end value of unexercised options held on an aggregated basis.

Aggregated Option/SAR Exercises During the Most Recently Completed Financial Year and Financial Year End Option/SAR Values

Name	Securities Acquired on Exercise (#)	Aggregate Value Realized ($)	Unexercised Options/SARs at FY – End (#) Exercisable/ Unexercisable	Value of Unexercised in-the-Money Options/SARs at FY - End ($) Exercisable/ Unexercisable
Stuart R. Comline	——	——	190,000 / ——	8,700[(1)] / ——
Mark R. Snelling	——	——	150,000 / ——	5,750[(2)] / ——
George Michael van Aswegen	——	——	225,000 /50,000	7,000[(3)] / 7,000[(3)]

Notes:

(1) Based on the closing price of the Common Shares on February 28, 2003 of $0.57 less the exercise prices, which range from $0.50 to $0.54.

(2) Based on the closing price of the Common Shares on February 28, 2003 of $0.57 less the exercise prices, which range from $0.50 to $0.54.

(3) Based on the closing price of the Common Shares on February 28, 2003 of $0.57 less the exercise price of $0.54.

Directors

Unrelated directors of the Company are entitled to receive a fee of $500.00 for each Board meeting attended, with a minimum of $6,000.00 per fiscal year, as well as a fee of $500.00 for each committee meeting attended, to a maximum of $2,000.00 per fiscal year. Directors participate in the Company's stock option plan. During the fiscal year ended February 28, 2003 options to purchase 325,000 Common Shares were granted to directors.

As explained elsewhere in this circular, certain other corporations or entities in which directors are principals or affiliated with received payments as consideration for consulting and other services provided during the fiscal year ended February 28, 2003. See "Interest of Insiders in Material Transactions."

STOCK OPTION PLAN

Stock Option Plan

On April 1, 1997, the directors of the Company created a stock option plan that was subsequently amended and restated as of February 11, 2002 (the "Plan").

The purpose of the Plan is to encourage ownership of Common Shares by directors, senior officers, employees and consultants of the Company and its subsidiaries. Options may be granted under the Plan only to directors, senior officers, employees, consultants and personal holding corporations controlled by a director or senior officer of the Company and its subsidiaries, as designated from time to time, by the Board. The number of Common Shares, which may be reserved for issuance under the Plan, is limited to 2,225,000 Common Shares, provided that the Board has the right, from time to time, to increase such number subject to the approval of the Toronto Stock Exchange (the "TSX") and the shareholders of the Company. The maximum number of Common Shares which may be reserved for issuance to any one person under the Plan is 5% of the Common Shares outstanding at the time of the grant (calculated on a non-diluted basis) less the number of Common Shares reserved for issuance to such person under any option to purchase Common Shares granted as a compensation or incentive mechanism (less the total number of Common Shares reserved for issuance to such person in connection with the prior options). Any Common Shares subject to a prior option or granted pursuant to the Plan which for any reason are cancelled or terminated prior to exercise will be available for a subsequent grant under the Plan. The exercise price of options cannot be less than the minimum price stipulated by applicable regulators. Options granted under the Plan may be exercised during a period not exceeding five years, subject to earlier termination upon the termination of the optionee's employment, upon the optionee ceasing to be an employee, senior officer, director or consultant of the Company or any of its subsidiaries, as applicable, or upon the optionee retiring, becoming permanently disabled or dying. The options are non-transferable. The Plan contains provisions for adjustment in the number of Common Shares issuable thereunder in the event of a subdivision, consolidation, reclassification or change of the Common Shares, a merger or other relevant changes in the Company's capitalization. The Board may from time to time amend or revise the terms of the Plan or may terminate the Plan at any time. The Plan does not contain any provision for financial assistance by the Company in respect of options granted under the Plan.

As of the date hereof 2,225,000 options to purchase Common Shares are outstanding pursuant to the Plan.

The Board has increased the current limit on the number of Common Shares that may be reserved for issuance under the Plan, subject to shareholder approval. See "Special Business – Amendment to Stock Option Plan".

MANAGEMENT CONTRACTS

There are no management functions of the Company or its subsidiaries which are to any substantial degree performed by a person or company other than the directors or senior officers (or private companies controlled by them, either directly or indirectly) of the Company or its subsidiaries.

INDEBTEDNESS OF DIRECTORS AND SENIOR OFFICERS

None of the directors, the proposed nominees for election as directors, senior officers, or their respective associates or affiliates, are or have been indebted to the Company or its subsidiaries since the beginning of the last completed financial year of the Company.

SPECIAL BUSINESS

Advance Shareholder Approval for the Issuance of Shares by Private Placement

The Company from time to time investigates opportunities to raise financing on advantageous terms. It may undertake one or more financings over the next year and expects some of them to be structured as private placements. Under the rules of the TSX, the aggregate number of shares of a listed company which are issued or made subject to issuance (i.e., issuable under a share purchase warrant or option or other convertible security) by way of one or more private placement transactions during any particular six-month period must not exceed 25% of the number of shares outstanding (on a non-diluted basis) prior to giving effect to such transactions (the "TSX 25% Rule"), unless there has been shareholder approval of such transactions.

The application of the TSX 25% Rule may restrict the availability to the Company of funds that it may wish to raise in the future by private placement of its securities.

In particular, management of the Company may consider it to be in the best interests of the Company to solicit private placement funds for working capital and its operations. The TSX has a working practice that it will accept advance approval by shareholders in anticipation of private placements that may exceed the TSX 25% Rule, provided such private placements are completed within 12 months of the date such advance shareholder approval is given.

THE COMPANY'S ISSUED AND OUTSTANDING SHARE CAPITAL IS CURRENTLY COMPRISED OF 27,359,370 COMMON SHARES AND THE COMPANY PROPOSES THAT THE MAXIMUM NUMBER OF SHARES WHICH EITHER WOULD BE ISSUED OR MADE SUBJECT TO ISSUANCE UNDER ONE OR MORE PRIVATE PLACEMENTS IN THE TWELVE MONTH PERIOD COMMENCING ON JULY 30, 2003 WOULD NOT EXCEED 27,359,370 SHARES, OR 100% OF THE COMPANY'S ISSUED AND OUTSTANDING AS AT JUNE 23, 2003.

Any private placement proceeded with by the Company under the advance approval being sought at the Meeting will be subject to the following additional restrictions:

(a) it must be substantially with parties at arm's length to the Company;

(b) it cannot materially affect control of the Company;

(c) it must be completed within a twelve month period following the date the shareholder approval is given; and

(d) it must comply with the private placement pricing rules of the TSX which currently require that the issue price per Common Share must not be lower than the closing market price of the Common Shares on the TSX on the trading date prior to the date notice of the private placement is given to the TSX (the "Market Price"), less the applicable discount, as follows:

Market Price	Maximum Discount
$0.50 or less	25%
$0.51 to $2.00	20%
Above $2.00	15%

(for these purposes, a private placement of unlisted convertible securities is deemed to be a private placement of the underlying listed securities at an issue price equal to the lowest possible price at which the securities are convertible by the holders thereof).

In any event, the TSX retains the discretion to decide whether or not a particular placement is "substantially" at arm's length or will materially affect control, in which case specific shareholder approval may be required.

In anticipation that the Company may wish to enter into one or more private placements in the next twelve months that will result in it issuing and/or making issuable such number of its Common Shares, taking into account any shares that may be issued upon exercise of any warrants, options or other rights granted in connection with the private placements, that will exceed the TSX 25% Rule, management is requesting shareholders to pass the resolution stated at paragraph 4 of the Notice of Annual Meeting of Shareholders which accompanied this management proxy circular.

The directors of the Company believe the passing of the resolution is in the best interests of the Company and recommends that shareholders vote in favour of the resolution. In the event the resolution is not passed, the TSX will not approve any private placements that result in the issuance or possible issuance of a number of Common Shares which exceed the TSX 25% Rule, without specific shareholder approval. Such restriction could impede the Company's timely access to required funds on favourable terms.

In order to approve this resolution, a majority of the votes cast at the Meeting must be voted in favour thereof. PROXIES RECEIVED IN FAVOUR OF MANAGEMENT WILL BE VOTED IN FAVOUR OF THE ABOVE RESOLUTION, UNLESS THE SHAREHOLDER HAS SPECIFIED IN THE PROXY THAT HIS OR HER SHARES ARE TO BE VOTED AGAINST THIS RESOLUTION.

Amendment to Stock Option Plan

The maximum number of Common Shares which may be set aside for issuance under the Plan had been initially fixed at 2,500,000 shares and, as at June 23, 2003, had been reduced to 2,225,000 shares as a result of the exercise of certain options. The Plan permits the Board to increase such maximum number, from time to time, subject to the approval of all stock exchanges and regulatory authorities having jurisdiction over the affairs of the Company. Effective June 4, 2003, the Board amended the Plan (the "Amendment") by increasing the number of Common Shares issuable thereunder to 3,000,000 Common Shares, which represents approximately 11% of the issued and oustanding Common Shares as at the date hereof. The Board determined that it was in the best interests of the Company to increase the number of shares available to be issued pursuant to the Plan in order to have options available to compensate directors, senior officers and employees of the Company and to attract additional personnel necessary to manage the expansion of the Company's business.

Subsequent to the approval of the Amendment by the Company's directors, options to purchase 370,000 Common Shares at an exercise price of $0.80 each were granted pursuant to the Plan, as amended, subject to the approval of the TSX and the shareholders of the Company. As part of the resolution approving the Amendment (as stated at paragraph 5 of the Notice of Annual Meeting of Shareholders which accompanied this management proxy circular), shareholders are being requested to approve the granting of the foregoing options.

The TSX has approved the Amendment and the prior grant of an aggregate of 370,000 options thereunder conditional upon the approval by the shareholders of the Company of the resolution approving the Amendment, and receipt by the TSX of all requisite documentation necessary to list the additional Common Shares issuable pursuant to the Amendment.

In accordance with the requirements of the TSX, the shareholders of the Company are required to approve the Amendment by a majority of the votes cast at the meeting, other than the votes attaching to securities beneficially owned by insiders of the Company, to whom Common Shares may be issued pursuant to the Plan and their associates. To the Company's knowledge, as at the date hereof insiders of the Company and their associates beneficially own 1,429,300 Common Shares. In the event that the Amendment is approved, shareholder approval will not be required for the granting of options to purchase an aggregate of 3,000,000 Common Shares under the Plan, as amended. However, in the event that the Board determines to further increase the maximum number of

Common Shares subject to the Plan, such increase will be subject to the further approval of the Company's shareholders.

PROXIES RECEIVED IN FAVOUR OF MANAGEMENT WILL BE VOTED FOR THE APPROVAL OF THE AMENDMENT TO THE PLAN, AND THE GRANTING OF OPTIONS TO PURCHASE 370,000 COMMON SHARES THEREUNDER, UNLESS A SHAREHOLDER HAS SPECIFIED IN THE PROXY THAT HIS OR HER SHARES ARE TO BE VOTED AGAINST SUCH RESOLUTION. In the event shareholder approval is not given to the Amendment, the Amendment will not be effective, the maximum number of Common Shares which may be set aside for issuance under the Plan will remain at the current number and the options granted in anticipation of the approval of the Amendment will terminate.

INTEREST OF INSIDERS IN MATERIAL TRANSACTIONS

None of the insiders of the Company, the proposed nominees for election to the Board or the associates or affiliates of those persons has any material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in any transaction since the commencement of the Company's last financial year or in any proposed transaction which has materially affected or would materially affect the Company or any of its subsidiaries, except as described below.

During the fiscal period ended February 28, 2003, the following transactions took place:

The Company carries on business outside of Canada. In order to assist in fulfilling its ongoing obligations as a reporting issuer listed for trading on a stock exchange in Canada, the Company purchases administrative, advisory and investor relations services from a company which, during the fiscal period ended February 28, 2003, was owned by two directors, Warren E. Newfield and Edward Adrian Meyer. A contract effective August 2001 provides for monthly payments of $25,750 by the Company. During the fiscal period ended February 28, 2003, the total amount of such payments was $309,000. The contract has an initial term of two years and shall be automatically renewed for one year, subject to either party providing notice to the other of non-renewal. After the expiry of the renewal term, the contract may be renewed on such terms and conditions as may be agreed upon by the parties. The Company may terminate the agreement at any time after the first year by either giving 12 months notice or 90 days notice and paying $80,000.

The Company also made consulting fee payments to a company in which Derek L. Kyle (a director of the Company) is a shareholder. Such payments amounted to $15,485 during the fiscal period ended February 28, 2003.

INTEREST OF CERTAIN PERSONS IN MATTERS TO BE ACTED UPON

No person who has been a director or an officer of the Company at any time since the beginning of its last completed financial year, no proposed nominee for election as a director and no associate or affiliate of any of the foregoing persons has any material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in any matter to be acted upon at the Meeting, except as disclosed in this management proxy circular.

STATEMENT OF CORPORATE GOVERNANCE

The TSX has set out a series of guidelines for effective corporate governance (the "TSX Guidelines"). The TSX Guidelines address matters such as the constitution and independence of corporate boards, the functions to be performed by boards and their committees and the effectiveness and education of board members. The TSX requires the disclosure by each listed corporation of its approach to corporate governance with reference to the TSX Guidelines as it is recognized that the unique characteristics of individual corporations will result in varying degrees of compliance. The TSX has recently undertaken a review of the TSX Guidelines and has proposed certain revisions, which have yet to be adopted. These revisions have been proposed in order to improve corporate governance practices in light of recent corporate governance related developments in Canada and in the United States. While the proposed revisions to the TSX Guidelines are not yet in force, the Company has undertaken to re-examine its corporate governance practices in the context of the proposed revisions in order to improve its corporate governance practices and will implement any applicable changes to its practices where appropriate.

Set out below is a description of the Company's approach to corporate governance in relation to the TSX Guidelines.

1. ***The Board of Directors should explicitly assume responsibility for stewardship of the corporation.***

   The Board has a mandate to supervise the management of the business affairs, and to act with a view to the best interest of the Company. Generally, no regular meetings are scheduled. The Board holds ad hoc meetings when required by management to review the business and affairs of the Company and to make any decisions relating thereto. Management is responsible for the strategic planning process, identifying the principal risks of the business of the Company and implementing appropriate systems to manage these risks, the integrity of the internal controls and management information systems of the Company.

2. ***The Board of Directors should be constituted with a majority of individuals who qualify as "unrelated" directors.***

   The TSX Guidelines defines an "unrelated director" as a director who is independent of management and free from any business or other relationship that could, or could be reasonably perceived to, materially interfere with the director's ability to act with a view to the best interests of the corporation, other than interests and relationships arising from shareholdings. The Board is currently comprised of eight members, five of whom are "unrelated directors" within the meaning of the TSX Guidelines.

3. ***Disclose for each director whether the director is related and how that conclusion was reached.***

   Messrs. Comline, Newfield and van Aswegen are considered related directors. Mr. Comline is the Executive Chairman of the Company. Mr. Newfield is the principal of a company that provides administrative and advisory services to the Company. Mr. van Aswegen is the President and Chief Executive Officer of the Company. The Board, after consultation with outside counsel, has considered the relationship of each outside or unrelated director. The remaining members of the Board are unrelated as such term is defined in the TSX Guidelines.

4. ***The Board of Directors should appoint a committee composed exclusively of outside directors with the responsibility for proposing new nominees to the Board and for assessing directors on an ongoing basis.***

   As of the date of this management proxy circular, the Board has no formal nominating committee. Management proposes new directors.

5. ***The Board of Directors should implement a process for assessing the effectiveness of the Board as a whole, its committees and the contribution of individual directors.***

   As of the date of this management proxy circular, no formal process has been established to assess the effectiveness of the Board as a whole, its committees and the contribution of individual directors.

6. ***The corporation should provide an education and orientation program for new members of the Board of Directors.***

   The Company currently has an informal orientation and education program for new Board members in order to ensure that new directors are familiarized with the Company's business and the procedures of the Board.

7. ***The Board of Directors should examine its size to ensure that it facilitates effective decision-making.***

   No formal policy of review has been established. The Board believes that a Board consisting of eight directors is the appropriate size for the Company.

8.	***The Board of Directors should review the adequacy and form of compensation of directors and ensure that it realistically reflects the responsibilities and risks involved in being an effective director.***	No formal policy has been established in order to ensure that the compensation of the Board reflects the responsibilities and risks involved in being an effective director. Compensation consists of grants of stock options and director fees. See "Executive Compensation – Directors".
9.	***Committees of the Board should be composed of outside directors, a majority of whom are unrelated.***	The Board currently has three committees: the Compensation Committee, the Corporate Governance Committee and the Audit Committee. The Compensation Committee is composed of three members, all of which are unrelated directors. The Compensation Committee has no formal policies in place to review compensation matters. It reviews management proposals for stock option grants on an ad hoc basis. During the most recently completed fiscal year, the Compensation Committee met once. The Audit Committee is composed of three members, all of which are unrelated directors. The Audit Committee reviews the financial statements of the Company and meets with the external auditors as required but at least annually. The Audit Committee met four times during the most recently completed fiscal year. The Board has delegated the functions of the Corporate Governance Committee to the Audit Committee during the year. No meetings were held prior to the fiscal year-end.
10.	***The Board of Directors should assume responsibility for, or assign to a committee of directors the general responsibility for, developing the corporation's approach to governance issues.***	The Board has delegated responsibility for development of the Company's policies with respect to corporate governance issues to the Corporate Governance Committee. The Board of Directors attempts, as far as is practical given the nature of the Company's business and resources, to adhere to the TSX Guidelines. The Corporate Governance Committee is responsible for approving transactions involving the Company and any "related party" (as that term is defined in Ontario Securities Commission Rule 61-501), monitoring the Company's compliance with strategic planning matters, implementing a process for assessing the effectiveness of committees of directors and individual directors, reviewing the organizational structure of the Company, reviewing and monitoring the executive development programs of the Company, and reviewing changes in or additions to compliance policies, standards, codes and programs, as well as applicable legislation.
11.	***The Board of Directors and the Chief Executive Officer together should develop position descriptions for the Board and the CEO, involving the definition of the limits to management's responsibilities. In addition, the Board of Directors should approve or develop the corporate objectives which the CEO is responsible for meeting.***	The Board and the CEO have not developed guidelines to the scope and limits of management's responsibilities and powers. In addition to those matters that must be approved by the Board of Directors by law, significant business activities and actions proposed to be taken by the Company are subject to Board approval. The Board of Directors responds to and, if its considers appropriate, approves, with such revisions as it may require, corporate objectives and recommended courses of action which have been brought forward by the CEO and management.

12.	***The Board of Directors should have appropriate structures and procedures to ensure that it can function independently of management.***	While no formal policy has been established to ensure that the Board can function independently of management, the Board believes that it functions independently of management.
13.	***The Audit Committee of the Board of Directors should be comprised only of outside directors. The Audit Committee should have direct communication channels with the internal and external auditors to discuss and review specific issues as appropriate.***	The Audit Committee is composed of unrelated directors. The Audit Committee monitors audit functions and meets with outside auditors independent of management. Please see Guideline 9 for further details with respect to the mandate of the Audit Committee.
14.	***The Board of Directors should implement a system which enables individual directors to engage outside advisors at the corporation's expense, in appropriate circumstances.***	As at the date of this management proxy circular, no formal policy has been established to enable directors to engage outside advisors at the Company's expense, however, the Board as a whole may consider when it is appropriate to engage outside advisors in appropriate circumstances.

APPOINTMENT OF AUDITORS

PROXIES RECEIVED IN FAVOUR OF MANAGEMENT WILL BE VOTED IN FAVOUR OF THE APPOINTMENT OF KPMG, CHARTERED ACCOUNTANTS AS AUDITORS OF THE COMPANY TO HOLD OFFICE UNTIL THE NEXT ANNUAL MEETING OF SHAREHOLDERS AND THE AUTHORIZATION OF THE DIRECTORS TO FIX THEIR REMUNERATION, UNLESS THE SHAREHOLDER HAS SPECIFIED IN THE PROXY THAT HIS OR HER SHARES ARE TO BE WITHHELD FROM VOTING IN RESPECT THEREOF.

AUDITED FINANCIAL STATEMENTS

The financial statements for the fiscal period ended February 28, 2003 and the report of the auditors thereon will be submitted to the Meeting. Receipt at such Meeting of the auditors' report and the Company's financial statements for its last completed fiscal period will not constitute approval or disapproval of any matters referred to therein.

OTHER MATTERS WHICH MAY COME BEFORE THE MEETING

Management knows of no matters to come before the Meeting of shareholders other than as set forth in the notice of meeting. **HOWEVER, IF OTHER MATTERS WHICH ARE NOT KNOWN TO THE MANAGEMENT SHOULD PROPERLY COME BEFORE THE MEETING, THE ACCOMPANYING PROXY WILL BE VOTED ON SUCH MATTERS IN ACCORDANCE WITH THE BEST JUDGMENT OF THE PERSONS VOTING THE PROXY.**

GENERAL

Except where otherwise indicated, information contained herein is given as of June 23, 2003.

The undersigned hereby certifies that the directors of the Company have approved the contents and the sending of this management proxy circular.

DATED this 23rd day of June, 2003.

"George Michael van Aswegen "

George Michael van Aswegen
Director, President and Chief Executive Officer